SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May 4, 2005

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Management Report - 2004

The Management of Companhia de Saneamento Básico do Estado de São Paulo -SABESP (the São Paulo State Water and Sewage Services Company) hereby submits to its shareholders the Management Report and Financial Statements for the year 2004, along with the opinions of the Independent Auditors and the Audit Committee.

SABESP’s mission has always been and continues to be that of bringing a better quality of life to the population. SABESP is now Latin America’s largest basic sanitation company and its excellence in providing services and product quality have earned it worldwide recognition.

SABESP expanded its activities in the São Paulo Metropolitan Region with the acquisition of the water and sewage system of São Bernardo do Campo in December 2003. SABESP started its basic sanitation operations in São Bernardo on January 5, 2004.

In March 2004, SABESP assumed the operation of the water supply and sewage collection in the Municipality of Itapira under a 30-year concession.

In the years 2003 and 2004 the rainfall indexes remained below the region’s average, thus resulting in an insufficient refilling of the reservoirs, particularly the reservoir of the Cantareira System, the largest system in the São Paulo Metropolitan Region. As a result of this drought period, SABESP implemented a program to encourage the population living in the metropolitan area to reduce water consumption. The intense media campaign made a large number of consumers save water and the company could successfully face the water shortage problem without having to resort to a water rationing program that would affect nine million consumers.

After a broad negotiation process with the Management Committee of the Piracicaba, Capivari and Jundiaí River Basin, the Cantareira System concession was renewed for an additional 10-year period in August 2004. This will assure a continued water supply to almost half the population of São Paulo Metropolitan Region.

Aware of its role in the life quality improvement of the population of São Paulo, SABESP, as an instrument of the state public sanitation policy, has been developing an outstanding work in the achievement of the government’s goal of giving the whole population the universal right to sanitation as part of the citizenship rescue, health and quality of life.

Mauro Guilherme Jardim Arce
Chairman of the Board of Directors

1. THE COMPANY

SABESP is engaged in the operation of the public water supply and sewage treatment systems for the population of 368 of the 645 municipalities in the State of São Paulo. In addition, it is also responsible for the sale of treated water and provision of treated sewage services to 6 municipalities of the São Paulo Metropolitan Region that are not under its direct operation.

SABESP’s water distribution network is approximately 58.1 thousand kilometers long. The length of the sewage collection network is approximately 36.5 thousand kilometers.

In 2004, SABESP brought treated water to 154 thousand new homes to cope with the vegetative growth of the population and the water supply universalization targets. At the same time, 137 thousand homes were added to its sewage collection network. The sewage collection rate was increased to 78% and more than 63% of the collected sewage was treated.

2. OPERATING INCOME

The 2004 net operating income reached R$ 4.4 billion. The main variations in the net operating income resulted from the average tariff adjustments of 18.95% and 6.78% in August 2003 and 2004, respectively, and the 4.1% drop in the invoiced volume of distributed water, as a result of the Consumption Reduction Incentive Program implemented in the São Paulo Metropolitan Region. If, on one hand, this program reduced the annual sales volume, on the other, it prevented the implementation of a water rationing program, the potential disturbances for consumers and the consequent increase in the operating costs.

Also this year, SABESP assumed the retail operation of the water and sewage systems of São Bernardo do Campo, a municipality that was being supplied on a bulk purchase basis. SABESP also expanded its activities related to the sewage collection services in the area. This also added to an increase in the gross volume sales in the period. In comparison with the previous year, the gross sales to São Bernardo do Campo increased by 68%.

3. OPERATING INCOME

Earnings before interest, taxes, depreciation and amortization (EBITDA) reached R$1.9 billion. In addition to the effects of the Consumption Reduction Incentive Program on the sales volume, considerations should be made to the added costs, operating and managing expenses that affected the EBITDA, particularly those related to advertising campaigns to make consumers aware of the need to rationalize the use of water because of the historical drought in the São Paulo Metropolitan Region.

4. NET INCOME

The net income of R$513 million in the period was the result of an increase in the operating revenue, and the effect of the Brazilian currency appreciation to the US dollar during the year.

5. PAYMENTS TO SHAREHOLDERS

Based on statutory provisions, the Board of Directors is proposing to the Shareholders’ Annual Meeting to be held on April 29, 2005, the payment of interests on the company’s own capital in substitution for the payment of mandatory minimum dividends for the year 2004, in the amount of R$153 million.

This amount corresponds to 29.8% of the net profit, equivalent to R$5.37 per one thousand shares, providing a dividend yield of 3.4%, considering the quotation of R$157.45 per one thousand shares on December 31, 2004. This amount is 25% higher than that of the mandatory minimum dividends.

To meet the investment requirements with the company’s own resources as provided in the capital budget, a proposition shall be made to transfer R$ 438 million to the investment reserve.

6. EVOLUTION OF THE PERFORMANCE AND INDEBTEDNESS

At the end of 2004, total liabilities related to total assets remained at a 52.6% level while the debt to EBITDA ratio was 3.7.

The short-term debt versus total debt increased to 21.2%, particularly because of an Eurobond maturity date in July, 2005.

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Net Operating Income (R$ million)	1,910	2,411	2,902	3,101	3,236	3,356	3,435	3,767	4,131	4,397
Net profit (loss) (R$ million)	26	58	280	542	(235)	521	216	(651)	833	513
EBITDA (R$ million)	974	1,156	1,376	1,638	1,873	1,868	1,786	1,860	2,076	1,927
EBITDA margin - %	51.0	47.9	47.4	52.8	57.9	55.7	52.0	49.4	50.3	43.8
Payable Debt/EBITDA - x	3.1	3.1	3.1	3.0	3.1	3.2	3.6	4.2	3.5	3.7
Payable Debt/Total Debt - %	5.5	15.5	17.6	17.5	14.3	6.4	8.5	16.9	13.7	21.2
Total Liab./Total Assets - %	34.1	37.0	39.6	42.3	45.3	45.6	49.8	55.7	54.2	52.6

7. OPERATIONAL INDICATORS

The year 2004 started under the effects of a prolonged drought that affected particularly the São Paulo Metropolitan Region, making it necessary to intensify the institutional campaigns for the rational use of water. As a complementary measure, SABESP implemented a Water Consumption Reduction Incentive Program in March, based on the granting of a 20% bonus on the consumers’ water bills. The purpose of this program was to reduce the average monthly consumption by 20% or more in comparison with the same period in the previous year by encouraging the population to save water and help fight the water supply crisis caused by the lack of rain and the low level of the water reservoirs that supply the region.

The population responded positively to SABESP’s appeals to reduce water consumption and the result was that approximately 50% of the connections met the reduction goals and more than 20% of the connections that did not meet the goal also showed a reduction in their consumption. This response by practically 70% of the population led to savings of more than 27 billion liters in the period and contributed to a minimization of the risks of a supply crisis.

As a result, there was a reduction of the total volume of water sold, both in bulk and retail, of 4.1% with regard to 2003. At the retail level, this reduction was offset by the entry of São Bernardo do Campo, which received water in bulk, and also the new Itapira operation. Because of the expanded service, there was a 2.9% growth in the sales volume of the sewage collection services.

In general, the water and sewage sales volume in 2004 (2,833.8 million m³) remained at the same level as in 2003 (2,874.7 million m³), with a slight decrease of 1.4% as shown in the following tables per category of use and region:

Water and Sewage Volume Invoiced by Customer Category (million m³)
Customer Category	Water			Sewage
	2003	2004	Var. %	2003	2004	Var. %
Residential	1,199.1	1,222.1	1.9	918.9	947.6	3.1
Commercial	142.5	142.4	(0.1)	125.6	127.4	1.4
Industrial	30.8	31.8	3.2	29.2	31.1	6.5
Public	46.4	44.7	(3.7)	36.0	35.3	(1.9)
Total Retail	1,418.8	1,441.0	1.6	1,109.7	1,141.4	2.9
Bulk Sales	346.2	251.4	(27.4)	-	-	-
Total	1,765.0	1,692.4	(4.1)	1,109.7	1,141.4	2.9

Source: SABESP

Water and Sewage Volume Invoiced per Region (million m³)
	Water			Sewage
By Region	2003	2004	Var. %	2003	2004	Var. %
São Paulo Metropolitan Region	932.0	954.5	2.4	741.0	770.7	4.0
Regional Systems	486.8	486.5	(0.1)	368.7	370.7	0.5
Total Retail	1,418.8	1,441.0	1.6	1,109.7	1,141.4	2.9
Bulk Sales	346.2	251.4	(27.4)	-	-	-
Total	1,765.0	1,692.4	(4.1)	1,109.7	1,141.4	2.9

(*) Made up by the Coastal and Interior Regions
Source: SABESP

The information supplied in the table below refers to an evolution in the number of water and sewage connections and the population served.

Operating Indicators		1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2004/2003%
Water connections[1]		4,111	4,324	4,601	4,946	5,242	5,535	5,717	5,898	6,044	6,358	5.2
Sewage connect.[1]		2,870	3,019	3,277	3,559	3,763	3,976	4,128	4,304	4,462	4,747	6.4
Population served	water[2]	17.4	17.6	18.5	19.1	19.4	20.6	20.9	21.2	21.3	22.3	4.7
	sewage[2]	12.9	13.1	14.0	14.8	15.1	15.9	16.2	16.8	17.2	18.2	5.8
Volumes Invoiced	bulk sales[3]	315	357	368	388	393	318	322	339	346	251	(27.5)
	retail water[3]	1,323	1,348	1,409	1,429	1,396	1,413	1,376	1,431	1,419	1,441	1.6
	sewage[3]	975	993	1,036	1,066	1,058	1,070	1,054	1,105	1,110	1,141	2.8
No. of employees		18,861	18,467	19,129	19,340	18,324	18,048	18,159	18,505	18,546	17,735	(4.4)
Operational productivity[4]		370	398	412	440	491	527	542	551	566	626	10.6

Notes:
(1)	In 1000 units at the end of the period
(2)	In million inhabitants, end of the period (bulk sales not included)
(3)	In million m³
(4)	Number of water and sewage connections per employee

8. FINANCINGS AND LOANS

Financing

In 2004, SABESP held negotiations with various financial sources regarding the fulfillment of its Multiyear Investment Plan. The following are some of these sources:

General Federal Budget (Non-Repayable Funds)

SABESP is the intervenor for the State of São Paulo, which obtained General Federal Budget funds for basic sanitation services from the Federal Government through the Ministry of Cities.

These funds are being used for the construction of the main trunk sewer of the municipalities of Ribeirão Pires and Rio Grande da Serra, in the São Paulo Metropolitan Region, for reversing sewage from these watersheds to the ABC Sewage Treatment Plant.

The total investment amount is R$27.5 million, of which R$17.3 million is being transferred by the Federal Government under two agreements for 2002 and 2003 which are currently at the execution stage.

FGTS – Severance Fund

In 2003, SABESP signed 16 financing agreements for water and sewage construction works using FGTS funds, whose financial agent is the federal savings bank (Caixa Econômica Federal), paying annual interest rates of 8.0% + Reference Rate (TR) per year for water, and 6.5% + TR per year for sewage, with a maximum grace period of 36 months and an amortization period of 180 months. The amount of R$324.5 million was financed for a R$361 million investment, of which the amount of R$36.5 million was transferred from the company’s own funds. One of the 16 financing agreements are at the execution stage while the works related to the others are about to begin.

In 2004, SABESP submitted 40 new projects to the Ministry of Cities through the federal savings bank (Caixa Econômica Federal), financial agent of the FGTS funds, applying for a financing in water and institutional development in the amount of R$714.2 million (investment of R$794.6 million). Four of these projects were approved and signed on June 30, 2004.

The four financing agreements signed in 2004 refer to the water supply system works, 8.0% annual interest rates + TR, a 36-month grace period and amortization in 180 months. The amount of R$154.7 under these agreements is related to a R$172 million investment, R$17.3 million of which being from the company’s own funds. One of these projects is already at the execution stage.

FEHIDRO – State Water Resources Fund

In 2004, funds from the FEHIDRO were contracted for 4 projects, totaling R$2.9 million in investments. The amount of R$0.9 million, with repayment obligation, is financed by BANESPA as the financing agent, while the amount of R$2 million is the FEHIDRO’s counterpart capital.

In 2004, FEHIDRO disbursed a total of R$1 million for 26 ongoing projects.

BNDES

In August 2002, SABESP signed a financing agreement with the BNDES and four private banks as onlending agents of the BNDES system, in the amount of R$240 million, covering the Federal Government’s counterpart in the Tietê Project – Phase II. Out of this total, the amount of R$171 million was disbursed from 2002 to 2004.

SABESP is negotiating with the BNDES the Federal Government’s counterpart in the financing agreement for the Environmental Recovery Program of the Santos Metropolitan Area signed with the JBIC last August.

PRODES – National Watershed Depollution Program of the National Water Agency – ANA

In 2001, six agreements were signed between SABESP and the Federal Government, through the National Water Agency — (Pindamonhangaba - Araretama, Pindamonhan-gaba - Moreira Cesar, Itatiba, São José dos Campos, Hortolândia and São Luiz do Paraitinga), for the purpose of providing financial incentives through the payment of treated sewage under the PRODES, totaling R$16.2 million.

Under these agreements, the construction works in Pindamonhangaba (Araretama) were completed in 2004 and the certification is expected for the first quarter of 2005. The remaining construction works are in progress and most of them are expected to be completed in the first half of 2005.

In 2004, three agreements related to sewage collection and treatment plants were signed for the municipalities of Cachoeira Paulista, Guararema/Sede and Guararema/Parateí (R$1.4 million). The total of the 11 agreements already signed is approximately R$ 20.9 million in their original amounts.

The amounts related to the PRODES program are deposited in a fixed income long term investment fund for watershed depollution with the federal savings bank (Caixa Econômica Federal). This fund closed the year with an amount of R$25.4 million.

Japan Bank For International Cooperation - JBIC

On August 6, 2004, SABESP signed a Loan Agreement with the Japan Bank For International Cooperation – JBIC for a financing in the amount of ¥21,320 million, equivalent to R$571.5 million, for the Environmental Recovery Program of the Santos Metropolitan Area, a project of ¥39,221 million, equivalent to R$1,051.4 million, in which the amount to be funded by SABESP is ¥17,901 million, equivalent to R$479.9 million. This financing has a guarantee of the Federal Government and a counter-guarantee of the State of São Paulo.

On December 4, 2004, SABESP fulfilled all the loan conditions required by the JBIC.

Issue of Bonds in the Capital Market

In 2004, SABESP took the following initiatives to refinance its liabilities with the domestic and international markets of fixed-income bonds:

Debentures

In July 16, 2004, SABESP distributed the second issuance of promissory notes in the amount of R$130 million, liquidated on September 22, 2004, as a bridge operation for its 6th issuance of debentures.

On September 17, 2004, the two-year “SABESP’s First Program for Security Distribution” in the amount of R$1.5 billion was filed with the Brazilian Securities and Exchange Commission (CVM).

On September 17, 2004, SABESP registered with CVM the 6th Issuance of Simple Debentures, non-convertible into shares, in the amount of R$600 million under its First Program for Security Distribution, with financial settlement on September 22 and final maturity in September, 2010.

On September 24, 2004, SABESP fully liquidated the 3rd issuance of simple debentures on the market, in the amount of R$413 million, (R$367 million traded on the market and R$46 million at the company’s treasury). The remaining funds were used for the payment of other capital market liabilities.

9. INVESTMENTS

In 2004, the amount of R$601 million was invested in the municipalities of SABESP’s operating area. The table below shows the investments made in water and sewage facilities in the São Paulo Metropolitan Region and in the regional systems.

INVESTMENT PER REGION - 2004 (R$ million)
REGION	WATER	SEWAGE	TOTAL
SP METROP. REGION	127	262	389
REGIONAL SYSTEMS	77	135	212
TOTAL	204	397	601

Note: 1999 - does not cover the municipality of Osasco (R$ 231 million)

         2003 – does not cover the transfer of the municipality of São Bernardo do Campo (R$ 415 million)

The new water and sewage service connections and the population served are outlined below:

Water and Sewage Service Connections Made and the Population Served – 2004

		SPMR	Regional Systems	Total
WATER	Number of Connections¹	95	59	154
	Population Served²	390	195	585
SEWAGE	No. of New Connections¹	84	53	137
	Population Served²	360	175	535
(¹) In 1,000 units
(²)In 1,000 inhabitants

São Paulo Metropolitan Region

In 2004, the investments in the São Paulo Metropolitan Region totaled R$389 million, distributed among various programs for the production and distribution of water and the collection and treatment of sewage, directly serving a population of 15.2 million with water services and 12.3 million with a sewage collection network.

  Water
  In 2004, the projects related to the 2nd phase of the Metropolitan Water Program (PMAII) continued. These projects amount to R$380 million and are financed by the Caixa Econômica Federal. The area deforestation and filling of the Biritiba and Paraitinga dams to provide the required 2.5 m3 /s water flow in the Upper Tietê Basin are at the final stage. An agreement was signed with the Water and Electric Power State Department (DAEE) on November 5, 2004 to provide an additional 3.4 m3 /s supply of untreated water from this same basin. These two actions are meant to provide a 5.9 m3 /s water supply.

  A water demand prediction model was developed and implemented at the Operating   Control Center, to optimize the operation of the Metropolitan Water Mains System.

  After a negotiation process with the Piracicaba, Capivari and Jundiaí River Basin   Committee, the Cantareira System concession was renewed in August 2004 for an additional 10-year period.

  The Metropolitan Water Mains System reached an average 98.3% water supply   regularity index (IRA) in 2004. This figure is regarded as an optimum index of supply regularity.

  To cope with the vegetative growth of the water supply services in the São Paulo   Metropolitan Region, 95 thousand connections were made and accounted for the 100% level of served households.
  Sewage
  In the expansion services of the sewage collection systems, approximately 95,000 new connections were made in the São Paulo Metropolitan Region. At the same time, SABESP expanded the sewage treatment in the area with the beginning of operations at the treatment stations of Arujá, Cotia, Biritiba-Mirim, and other six stations located in the municipalities of São Bernardo do Campo and Riacho Grande.

  The sanitation and foam drainage problems in Pirapora do Bom Jesus have also   been solved.

  Actions to improve the quality of water bodies in public areas have been taken by the   Metropolitan Division. These areas include the Carajás Creek watershed that crosses the Youth Park in the northern section of São Paulo, and the Sapateiro Creek that forms the Ibirapuera Park lake. The Horto Florestal and Aclimação park stations for flotation and removal of floating contaminants are already in operation.

In the Tietê Project – Phase II, financed by the Inter-American Development Bank (IDB), approximately R$ 215 million was invested in 2004, covering the construction of 14 km of interceptors, 42 km of trunk lines, 448 km of collection networks and 52 km of new residential connections.

•	Operational Development

The Metropolitan Division has been emphasizing the operational improvement of the water distribution and mains networks in order to improve actual (leakage) and apparent (commercial) losses. The following are some of the actions taken under the loss reduction program in the São Paulo Metropolitan Region in 2004:

•
Installation of 120 pressure reducing valves, increasing to 802 the number of installed valves. These valves are controlling approximately 30% of the distribution network and providing 3.3 m3 /s savings from loss (leakage) reduction.

	•	Survey of 13 thousand kilometers of the distribution network to detect unseen leakages;

	•	435 thousand repairs to remove leakages in the distribution network (network, branch and meter setter), that is, about 1,200 repairs/day;

•
Replacement of 190 thousand low-capacity water meter (about 6% of the total number of water meters in the São Paulo Metropolitan Region) during corrective and preventive maintenance, keeping 4.5 years old as the average age of the water meters;

•
Identification of 12.5 thousand irregularities in water connections (frauds and operative connections registered as out of service). Applicable management, operating and commercial measures were taken;

•
During the macromeasurements of the Metropolitan Mains System, seventy-two calibration tests were performed on the macrometers, eleven electromagnetic meters were purchased and five pitometric stations were remodeled;

	•	Field work continued for a more adequate determination of the actual losses in the water distribution network based on concepts of the International Water Association - IWA.

•
Works carried out by the East Business Unit of the São Paulo Metropolitan Region with successful concentrated and integrated actions by the operating areas. Besides achieving good results in the implemented actions, a new methodology was introduced to involve the operating labor in the reduction of losses.

Regional Systems

SABESP is operating in 330 municipalities in the interior and coastal regions of São Paulo. In 2004, the company invested about R$212 million in these municipalities. The following achievements should be highlighted:

• Water
Expansion and improvement of water supply systems with 59 thousand new connections to serve approximately 195 thousand inhabitants in several municipalities.

Deep tubular wells currently account for 77% of the water sources and benefit 55% of the communities served by the Regional System Division. In 2004, there was a 50 l/s flow increase after the drilling of new wells in several communities.

• Sewage
Implementation, expansion and improvement of the sanitary draining system with the addition of approximately 53 thousand new sewage connections to serve about 175 thousand inhabitants in several communities.

• Operational Development

With a focus on water loss reduction and control, increased efforts were made to train technicians to search for unseen leakages. Ninety-nine people were trained just in 2004. There was a consolidation of new water connection standards which, because of the new parts used, will result in further leakage reduction. There is also a training program under way involving the construction and repair of connection branches using new equipment and materials that comply with the new standards in force.

The number of pressure reducing valves installed has been increased to 440 units, providing for pressure control in several critical areas. The replacement of old water meters continued in an effort to reduce their average age. Efforts have also been made to increase the number and improve the reliability of the macrometers used. A training program covering their selection and calibration has been implemented. The methodology used is now adopted by all the business units. Efforts were also made to increase the number of teams of fraud hunters.

In 2004, the process automation of water treatment stations in several communities was completed. New operational control centers were integrated into the operation of water treatment stations that had already been automated.

These measures have provided the online control of the processes developed at the operational control centers, besides assuring the good quality of the water supplied and reducing operating costs with the optimized use of chemicals, electric power and labor.

10. BUSINESS MANAGEMENT

Water Consumption Reduction Incentive Program

Known as “water bonus”, the Water consumption Reduction Incentive Program was a campaign designed to encourage the population living in the São Paulo Metropolitan Region to reduce consumption and rationalize the use of water.

The program lasted from March 15 to September 15 and granted a 20% bonus on the water bill of the month. The result was a 20% reduction in the water consumption over the same period in 2003.

The results achieved in April, the first month of the program, were beyond expectations. Out of the metered 1.2 million real estates, 47.4% had reached the goal, a total of 590 thousand. About 20% of those that did not reach the goal also reduced their consumption. 86.5% of the real estates that reached the goal were residential consumers.

As a result of the first three months of the program and the issue of bills to the special consumers (industries, condos and large shops), the third financial statement showed the progressive popularity of the program. Out of the 3.2 million bills issued monthly to consumers in the Greater São Paulo, 49.3% won the bonus, that is, 1.6 million bills showed a reduced consumption of at least 20%. Out of the consumers entitled to the bonus, 87% were residential and 13% belonged to other categories of use. Special consumers entitled to the bonus reached a total of 7.5 thousand.

Results of the Water Consumption Saving Program
Reference Month	Clients with bonus	Amount Paid in Bonus (R$ million)	Investment in Communication* (R$ thousand)
April	1,406,144 — 43.9%	8.9	3,932.9**
May	1,652,489 — 51.0%	13.0	1,565.8
June	1,599,662 — 50.2%	13.0	210.2
July	1,536,576 — 48.1%	13.3	37.8
August	1,376,122 — 43.0%	11.7	7.6
September	1,228,131 — 38.3%	11.3	6.2
Total		71.2	5,760.3
*Including media and production
**Including the months of March and April

Also as part of the incentive program for the rational use of water, an agreement was signed with the São Paulo State Department of Education to establish this program in 50 educational institutions, develop actions for the replacement of hydraulic equipment, remove leakages, and develop educational works to promote awareness and change of customs of the employees, students and the community.

The project shall be used as a model for all the educational institutions in the State of São Paulo. The Program for Rational Use of Water shall be adopted in at least 50% of the schools to generate savings in water consumption.

Respect for the Customer

In 2004, SABESP’s Ombudsman, acting as a link of understanding between the Company and the customer, certifying the good quality public service, and adding credibility to the company’s image, developed a number of actions marked by proactivity, agility in the resolution of problems and improved access to information. The following are some of these actions:

  New Technologies – The access to the Customer Relationship Management (CRM) Ombudsman became available to all the 15 Business Units of SABESP in the São Paulo Metropolitan Region, coastal and interior regions of the state. This facility made it possible to monitor a complaint from the time it is filed till its effective resolution with deadline control and analysis reports.
  Information and Control – Implementation of daily, monthly and annual reports to the Company’s Board of Directors and Business Units. By disclosing statistical data and qualitative analysis, these products allow the assessment and improvement of the services provided by SABESP at the primary and Ombudsman levels.
  Partnership – In an effort to achieve friendly solutions to customers’ complaints before the cases are taken to court, the SABESP’s areas involved and other public service providers decided to maintain their partnership with the special civil courts in the differentiated service project known as “Expressinho”, a fast-track arrangement that was established on a pilot basis in 2003. The project was enforced in May 2004.

In 2004, the company’s Ombudsman received and recorded 8,609 contacts, received by telephone, e-mail, letter or personally; 8,427 had been resolved or closed before December 31, 2004. The consumer protection service received 1,357 complaints against SABESP, 1,178 of which had been resolved or closed before December 31, 2004. Through the fast-track arrangement, SABESP reached an agreement in 78% of the 45 cases submitted to the company in 2004, thus avoiding possible legal actions.

Tariff Adjustment

By applying the Tariff Adjustment Index calculation formula enforced in 2003, SABESP adjusted the tariffs charged for its water supply and sewage collection services by 5.78 on August 29, 2004. The tariff increase was applied linearly to all the categories and ranges of consumption.

Tariff Restructuring

SABESP’s tariff restructuring studies began in April, 2004. The studies cover the costs incurred by the Company, considerations being made with regard to its economic efficiency, long term self-financing and the payment capacity of low-income families. A marketing plan will also be developed showing market and customer segmentation, specificities, commercial potential and a proposal for improving the commercial practices of SABESP. These studies are expected to be completed by October 2005.

Market Expansion

After being approved by the Board of Directors in December 2003, the operation of the basic sanitation services by SABESP in the Municipality of São Bernardo do Campo started on January 5, 2004. The assets were transferred to SABESP at the price of R$415.4 million based on an Economic and Financial Assessment Report. The city’s accumulated debt of R$ 265.4 million related to the bulk supply of water by SABESP was settled. The difference between the amount stated in the Economic and Financial Assessment Report and the total debt amount, R$150 million was paid in cash to City Hall during the year 2004.

In March 2004 (Tariff Notice 01/04), SABESP changed the tariff structure used in São Bernardo do Campo to reflect the tariff structure used by SABESP in its operations. This was done without actual tariff adjustment. The tariff adjustments shall be made gradually and proportionally starting in January 2005 till the tariffs are equivalent to those charged by SABESP in the South Business Unit (MS) of the Metropolitan Division (M).

With regard to the gross sale volume, the positive impact of the change from bulk supply to retail service in São Bernardo do Campo, as well as the beginning of the sewage collection system operation in the area, was of approximately 68% over year 2003.

On April 1, 2004, SABESP also assumed the operation of the basic sanitation services in the Municipality of Itapira, under a 30-year concession granted on March 24, 2004 for the amount of R$14 million, as determined by an Economic and Financial Assessment Report.

Considering the existing difference between the tariffs charged by the Municipal Government and the tariffs charged by SABESP, an agreement was made that starting on April 1, 2005, the applicable tariffs shall be those effective for the Pardo and Grande RG Business Unit. A transition tariff was adopted for 2004.

Corporate Management – Balanced Scorecard (BSC) Implementation

To assure that the actions taken by the Company are effectively aligned with the strategic direction defined in its planning process, SABESP started to implement in 2004 a management tool based on the Balanced ScoreCard (BSC) principles. This tool will assess the organization performance based on four perspectives: financial, customers, internal processes, and learning and growth.

There are also plans for the implementation of the Project Management Office (PMO), a form of organization made up of people, processes and systems supporting the teams in the management of the action plans of the initiative portfolio (macro actions) as planned in the Balanced ScoreCard. To prioritize these initiatives, the decision support method Analytical Hierarchy Process is being used for the evaluation of the projects based on criteria of strategic impact, complexity and urgency.

All this strategic planning and management support mechanisms are being implemented to enable the Company to take an additional qualitative step in its management practices.

Quality Actions

Continuing with the implementation of the “Quality Management System” in 2004, the Regional Systems Division was awarded a certificate of compliance with Quality Standard NBR ISO 9001:2000 for 22 municipalities and supporting units of the state capital at the first stage, and 85 municipalities at the second stage. At these two stages, 33% of the municipalities served were reached, other 203 are in process of being awarded this certificate, totaling 94% of the 330 municipalities served.

The main processes covered by this certificate are: water, sewage, customer service, services provided, product and services sold.

The sanitation control laboratories in Itapetininga, São José dos Campos and Franca were certified as complying with NBR 17025 – General Requirements for Lab Test and Calibration Competency in 2001 and still keep this certification with periodic maintenance checks.

The ISO 9001:2000 certification was also awarded to the pump maintenance process while the ISO 9001:2000 certification was kept for the steel parts manufacturing process (boiler shop) under the Technology and Planning Division.

The Metropolitan Division was certified as complying with the Quality Standards Requirements of NBR ISO 9001:2000 for the Sewage Interception and Treatment, Final Disposal and Reuse Water Supply. The residential effluent treatment in the Municipality of Salesópolis was also certified for compliance with NBR ISO 14001:1996.

The Total Productivity Maintenance (TPM) was implemented at the Novo Mundo Park Sewage Treatment Station and the Sewage Treatment Business Unit (MT) of the Metropolitan Division.

In December 2004, the five control laboratories of the Metropolitan Division were awarded the NBR ISO 9001:2000 certification.

Optimization of the Supply System

Several initiatives have been implemented to optimize the supply system, such as the following:

a)	SABESP Online Bidding – This service has provided the bidding process with greater agility and transparency, besides savings of approximately R$13.0 million in 2004;

b)	Purchase of electric power from the free market – these purchases have brought the company savings of R$4.4 million in 2004.

Cost Reduction with the Consumption of Treatment Material

The Water Production Unit (MA) of the São Paulo Metropolitan Region has been making great efforts to optimize its production process. Goals for reducing the consumption of treatment materials were established and defined in the 2003-2004 Profit and Result Sharing Plan. Expressive reduction levels were achieved with an average treatment material dosage of 70.88 kg/1000 m³, a reduction of approximately 16% with regard to the target average dosage (83.97 kg/1000 m³).

Total savings obtained by MA in 2004 reached 11,155 tons of chemicals or R$5 million.

Rationalization and Reduction of Electric Power Costs

In 2004, the Water Production Plant (MA) of the São Paulo Metropolitan Region alone saved 6.56% or R$10 million in electric power in comparison with the 2003 figures in purchases of electric power. There was a reduction in the production volume of 2.0% as a result of the 20% water bonus offered to end consumers from April to September 2004. There was a 3.2% consumption decrease in kwh (medium and high voltage) as a result of the lower production volume and actions such as the change of operational rules, energy efficiency contracts and the migration from the captive to free market model. A new supply procedure was implemented for the upper zone of the Santana section in São Paulo, providing electric power savings of 100 thousand kwh/month (R$29.0 thousand/month) and reducing the macromeasured volume in the Santana area by 17%.

In an effort to improve the power efficiency of its systems, the Regional Systems Division carried out a number of actions targeted at increasing the efficiency of the equipment and facilities, application of speed variators, power-factor correction, revision of contracted service tariffs and voltage class changes. The result was an electric power cost reduction of R$3.0 million in 2004.

Agreements with the electric power utility companies Energia Elétrica Bandeirante and Elektro, under an ANEEL program, in the amount of R$9.8 million, have benefited 11 water elevation stations and provided reductions in electric power expenditures amounting to R$4.3 million in 2004.

The SABESP/Eletrobrás/Procel-Sanear Agreement entered into by the Company after its participation in the “Public Call for Projects of Preservation and Rational Use of Electric Power and Water in the Environmental Sanitation Sector”, launched by the Ministry of Cities and the Ministry of Mines and Energy, ranked first among the 29 projects from all over Brazil. The project will cost R$1.3 million, R$700 thousand being financed by Eletrobrás as a nonrefundable investment. This project will be implemented in the Water Distribution System of São Paulo – South Region.

A R$3 million agreement was entered into with Eletropaulo for the implementation of electric power efficiency projects in the São Paulo Metropolitan Region.

Information Technology

The SIGNOS project (Georeferenced Information System) continued being implemented in 2004. The system has already been implemented in the distribution area of the Metropolitan Division and is now being expanded to include a business unit of the Regional Systems Division.

Several actions were taken in 2004 to implement new systems and functionalities, redesigning corporate systems, increasing the data and infrastructure physical and logical security levels, expanding computer and telecommunications technological resources and implementing new management processes.

The data warehouse reformulation project should be highlighted. This project is specifically designed to improve SABESP’s management data.

Asset Management

SABESP has started the implementation of the Asset Management Program with the integration and optimization of processes related to investments and works in operation. This action brought tax benefits of R$27 million for 2003 and R$20 million for 2004.

A real estate study has been completed with the identification of properties that could be sold. A fleet usage optimization process has also started with a 10% reduction (365 vehicles). The auctions held for selling these vehicles yielded R$2 million. A new study for renewal and leasing of a vehicle fleet for SABESP was completed and submitted. It has already been approved by the state government.

11. RESEARCH AND DEVELOPMENT

New Business and New Products
  Reuse Water

  Reuse water is a product resulted from the treatment of effluents in sewage stations. It is supplied by SABESP for nondrinking purposes.

  In 2004, SABESP entered into an agreement with two other municipal governments   in the São Paulo Metropolitan Region for supplying reuse water: Diadema and Guarulhos. These two cities have now joined São Paulo, Barueri, Carapicuíba, Santo André and São Caetano in the purchase of reuse water from SABESP. The total volume of reuse water purchased reached 232 thousand m3 in 2004.

  Assistance to Municipalities Not Served by SABESP

  As a support body for the São Paulo State Department of Energy, Water Resources   and Sanitation – SERHS, SABESP provides technical assistance to municipalities for whose water supply and sewage systems SABESP has not granted concessions.

This assistance includes the provision of design services for projects and the transfer of funds from SERHS to be used in project works. In 2004, nine SANEBASE agreements were signed, totaling approximately R$ 1 million. These activities also included the evaluation of these municipalities’ requests for funds invested in sanitation works. In 2004, 62 technical and financial reports covering these requests were issued by SABESP. SABESP also provided technical assistance services to the São Paulo State Health Department in projects involving the fluoridization of the water supplied to municipalities in the state.

Technological Development – Water and Sewage

The following were some of the major technological developments related to the Company’s operations:

  Research on the disposal of sludge from water treatment stations in sewage treatment stations.
  Tests on the use of sludge from the water treatment stations for sanitary landfill coverage.
  Development of an irrigation project to be used as fertirrigation of agricultural crops using effluents from a stabilization pond in Palmeira D’Oeste, State of São Paulo.
  Use of sludge from water treatment station in the ceramic manufacturing process – tests on the burning of ceramic blocks to verify the technical feasibility from the environmental point of view. At this stage, an experimental survey of the operating data and issue of pollutants was conducted with an inverted flame type of intermittent furnace, using and not using sludge from a water treatment station in the ceramic block manufacturing process. These tests were performed at Cerâmica Mônaco in Tatuí, State of São Paulo by the IPT, São Paulo’s Institute of Technological Researches.
12. AWARDS

The following are some of the various awards won by SABESP in recognition of the efficiency and quality of its services:

  Transparency Trophy – awarded by ANEFAC-FIPECAFI-SERASA. SABESP is the only company selected among the 10 finalists in the award’s eight years of existence.
  São Paulo Management Quality Award – finalist with the case “Competency- Based People Management: Business-Focused Development of People”.
  e-Learning Brazil Award 2004 – national reference and gold category with the case: “Education Without Space and Time Limitations”
  Human Being Award – Awarded by the ABRH – Brazilian Human Resources Association for the case “SABESP Corporate University – Education Without Space and Time Limitations"
  National Basic Sanitation Quality Award (PNQS) – granted by the Brazilian Association of Sanitary and Environmental Engineering (ABES), the most important award in the basic sanitation sector in Latin America. It was won by the

West Business Unit (MO) and Sewage Treatment Unit (M) of SABESP’s Metropolitan Division, Level II.

  São Paulo Management Quality Award (PPQG) – granted by the São Paulo Institute of Management Excellence to the following units of SABESP:

    Governor’s Trophy: North Business Unit (MN) of the Metropolitan Division.

    Gold Medal: North Business Unit (MN) and South Business Unit (MS) of the Metropolitan Division.

    Silver Medal: Lorena Branch and Pindamonhangaba Section of the Regional Systems Division.

  B2B Quality Standard Award – in the Public Service Category – Public Concessionaire”, awarded by the B2B Magazine, Câmara e-net and E-Consulting. SABESP was granted this award for the Electronic Bidding Management System (SGL).

13. INVESTOR RELATIONS

In 2004, SABESP maintained its commitment to providing the company’s shareholders with clear and comprehensive information. Personalized meetings with capital market analysts and the participation in conferences held throughout the year helped intensify the company’s contacts with investors and financial analysts. After the disclosure of each quarter’s results, conference calls are held in Portuguese and English to consolidate the practice of discussing the results, provide transparency to the process and reinforce the best practices of corporate governance.

14. CAPITAL MARKET

At year-end, SABESP’s shares were quoted at R$157.45 per thousand shares. Its American Depositary Receipts were quoted at US$14.97.

In 2004, 12.8 billion shares of SABESP were traded on the Stock Exchange of São Paulo (Bovespa), with an average daily volume of R$7,2 million. There were more than 77 thousand transactions and SABESP shares were present in 100% of the trading sessions.

Global Secondary Offer of Shares Issued by SABESP

The Government of the State of São Paulo, through its Finance Affairs Department, arranged for the pulverized sale of 6.06 billion SABESP shares of its own, both in the domestic and international markets, at the price of R$113.47 per thousand shares (or US$ 9.90/ADS) . After this sale, the percentage of SABESP shares traded on the free float market jumped from 28.5% to 49.7 of its capital stock.

15. RELATIONS WITH THE INDEPENDENT AUDITORS

The company’s policy with regard to the services provided by its independent auditors that are not related to the external audit is based on principles that preserve the auditor’s independence.

During the 2004 fiscal year, the independent auditors that provided their services to the company were hired for services other than the examination of the financial statements. It is the understanding of the company and its external auditors that such services do not affect the independence of the external auditors. The additional services hired in the amount of approximately R$390 thousand are 5% higher than the total tariffs charged for the external audit services.

SOCIAL BALANCE SHEET

SABESP faces innumerous and complex challenges every day. It is continually searching for new ways to align the expectations of all the people that form its universe of relationships. Its mission is to further advance towards a socially responsible management taking into account not only the economic feasibility, but also social justice and environmental preservation.

This new model has contributed to expand SABESP’s perception of its own reason to exist. The sense of responsibility for the health of the people adds to the responsibility for their quality of life, which includes environmental health. The search for effectiveness involves not only the technological and economic point of view, but also the quality of the products and the impact of the company’s activities on people and the environment. The water sources are regarded as a scarce resource to be preserved and used in a responsible way. In addition to its commitment to universalize the sanitation public services, SABESP has assumed the task of helping improve the environmental conditions of the areas served and the quality of life in those communities, recover the water sources and make the people increasingly aware of how the water resources should be used.

In its Strategic Planning for 2004-2008, SABESP defined as one of its strategic objectives to be recognized as a citizen company and be prepared to reach environmental excellence by acting in a socially responsible way. The guiding principles of its mission will be ethical actions, focus on the customer in a competitive environment, and a commitment to social and environmental responsibility.

In the search for a single measure of reference to guide the actions of SABESP in these issues, there was a consensus that this was the moment to advance in the implementation of a Corporate Social Responsibility Program focused on the articulation of actions now performed by the various divisions.

SABESP’s strategic direction movement towards social responsibility started with the development of Institutional Guidelines, Values and Principles of Collective Action. This was done in a participative way and involved the company’s Directors, Managers and the

Social Responsibility Group made up of representatives of all the areas in the company who must jointly express the SABESP’s way of doing business based on social responsibility and sustainability.

Institutional Guidelines for SABESP Social Responsibility:

1.	Align and integrate the practice of social responsibility based on a view of sustainability

2.	Disseminate the concepts of Social Responsibility and sustainability on a permanent basis

3.	Organize the various publics which the company has a relationship with as co- responsible for SABESP Social Responsibility

4.	Monitor and assess the Social Responsibility Program for its continued improvement

5.	Integrate the company with its relationship publics

The Ethical Code building process started with the definition of a set of values used to guide the decision making processes in a way that would not contradict the objectives and convictions of SABESP.

Values:
  Respect for the environment: Responsible for one’s contemporaries and future generations, for the impact of one’s activities on nature and people, seeking a sustainable development and promoting environmental education and awareness.
  Respect for the people: Promoting equal opportunities, respect for the diversities and professional development. Establishing relations of confidence and encouraging participation by communication and integration.
  Integrity: Acting with justice, lawfulness, coherence, transparency, honesty, impartiality in all the actions, practices and decisions.
  Competence: Acting with professionalism, agility and effectiveness, assuming the responsibility and assuring the quality of the processes, services and products.
  Valuing shared knowledge, proactivity, creativity and innovation, simplicity and flexibility in the search of solutions.
  Solidarity: Acting with a citizen awareness and responsibility for promoting the public good.

Collective Action Principles:
1.	Act by assuring a sustainable balance of social, economic and environmental dimensions.

2.	Zeal for the public and private resources using them in an efficient, effective and lawful manner.

3.	Act by assuring the continuous quality improvement of the products and services offered with a commitment to the results.

4.	Act with justice in the actions and decisions by promoting balance and harmony, reconciling the interests and purposes of SABESP and its different relationship publics.

5.	Act in a constructive way by establishing confidence as a relationship principle between the company and its different relationship publics.

6.	Act with transparency, clarity and precision in the relations, professional practices and communication with all the publics involved.

7.	Act by assuring people management practices that respect diversity and strengthen the motivation, satisfaction and commitment.

8.	Act by respecting the laws, national and international conventions.

9.	Act to strengthen and improve the communities where the company acts directly and in society as a whole.

The year 2004 set the stage for innumerable socio-environmental actions involving actors from the whole SABESP universe. These actions occurred in two vectors: one that benefited the body of employees, their family members and dependents and another that benefited the external community served by SABESP.

In 2004, this led hundreds of professionals from very different areas to get together around 143 social responsibility projects, 75% of which are geared to the external community and 25% to the internal community, as we outline below:

SOCIAL INVESTMENT IN THE INTERNAL COMMUNITY

RELATIONSHIP OF SABESP WITH ITS EMPLOYEES

The social investment in the internal community involves a large number of projects targeted at the company’s employees and their family members. These are actions focused on the assurance of a safe and healthy work environment, the prevention of accidents and harms to health, improvement of the quality of life, education, professional and personal development, compliance with the law and respect for the rights as far as labor, union and business relations are concerned.

SABESP is aware of the fact that its social action must start with its own employees who replicate these practices in the communities where they live and act.

The employees recognize the social nature of SABESP, view their work as a mission and wish to participate in the company’s major decisions, a fact that has been disclosed by surveys conducted by the company’s top management. There is also a strong perception of the value of SABESP’s knowledge and competence which are systematized by the competence-based people management model and disseminated both internally and externally by SABESP Corporate University.

The Business Units have become spaces for dialogue building as a result of the decision making autonomous process. Several managers have adopted the practice, which is increasingly disseminated all over the company, of promoting regular meetings of employees and leaders to favor their relationships and the flow of information.

With this human capital, recognized, valued and guided by a social responsibility policy, SABESP has been aligning and giving consistency to its actions, improving dialogue channels and supporting the employees’ movements with positive influences on its relations with the consumers, communities and results of the Company.

Following the strategy of creating value by managing people, the competence-based model remains in force, recognizing and enabling the alignment of the business objectives with the progress of people.

Competence-based Selection - The practice of internal selection has been encouraged to give the company’s employees the opportunity to build a career. One of the outstanding processes in 2004 involved the assumption of the sanitation service operations in São Bernardo do Campo, which required the staff of employees to be completed. The process involved approximately 700 employees/candidates for 129 vacancies.

Competence-based Assessment and Compensation – The Competence-based Compensation Plan continued being implemented by integrating the plan database with the human resources computer system (Antares). As a result, it was possible to develop management reports and keep a follow-up on the employees’ assessment history.

SABESP Corporate University (UES) – After four years of existence, the corporate university shows expressive results. In 2004, the amount of R$2.2 was invested, resulting in 60,453 participations in personally attended and remote activities. This number corresponds to an average 3.5 opportunities per employee with a daily hourly load of 52,260 hours/man/training.

E-learning at SABESP has further democratized the access to knowledge with the expansion of its course grid by making 40 e-learning courses available on the Intranet and 197 courses on the Corporate TV. These actions resulted in 7,290 participations. This educational advance was recognized by the market with the award “National Reference in e-learning” and the Human Being Award granted by the Brazilian Association of Human Resources - ABRH” for the case “SABESP Corporate University –Education Without Space and Time Boundaries”.

Another achievement to be highlighted is the Educational Agreement signed with educational institutions, whose purpose is to expand the access to education and improve the educational level of the employees and their dependents. The program now reaches 104 institutions that grant tuition discounts for their courses: graduation, postgraduation, medium and basic level education, technical courses, children’s education, languages, adult education and literacy courses.

Another outstanding fact related to the dissemination of social responsibility was the Ethical Forum held by SABESP. Its objective was to provide for reflections on the importance of the changes in social relations and the role of ethics in the social structure. Institutions like USP, Ethos and IDS participated in the event, which was attended by more than 700 guests, including employees and vendors.

Profit Sharing - SABESP and Labor Unions held the 2004/2005 collective bargaining and reached an agreement that met the common interests of the employees and the company. In addition to the advantages related to salary adjustments and their transfer to the benefit amounts, the profit sharing arrangement was also kept for the July 2004 to June 2005 period.

Work Safety and Medicine – With the implementation of the Life Promotion Program, there was an adaptation process for the management staff and the employees. In 2004, the number of work accidents dropped by 16.3% in comparison with the previous year and their severity level also decreased. The final figures shows that the preventive actions were successful. Also, there was a significant 25% reduction in work accidents involving the outsourced workers as a result of safety partnerships. The “Nota 10” Safety Campaign continued with prize distributions to encourage the adoption of preventive actions.

Social Service – A number of services were provided to 4,591 employees and family members to help improve their quality of life and performance in the work activities. The Employee Service and Recovery Program (PA-RE), which in its 11th year helped 193 individuals/family and 88 employees with chemical dependency, who participated in 13 groups involved in the drug addiction relapse prevention, reintegrating them into their personal and professional activities, is worthy of mention.

In 2004, the Encouraged Dismissal Program (PDI) and the Special Program for Retired Employees (PEA) submitted a differentiated proposal for voluntary dismissal and retirement based on the recognition of the services provided and withdrawal with dignity for the 650 employees that adhered to these two programs. The program slogan was “I take SABESP in my heart”.

The Life Award continued as a form of demonstrating to the employees their importance as essential characters in the company’s history. This award has been granted every year since 1998, recognizing and paying homage to employees with 10, 15, 20, 25 and 30 years of work at SABESP. In 2004, three thousand employees were granted this award.

The Waste Minimization and Responsible Disposal Program was created to reduce the generation of waste, reutilize materials and promote the recycling of materials discarded by SABESP, reduce pollution and the volume of waste sent to the municipal landfill, encourage the change of behavior after a reflection on the waste disposal problem and the role of each individual in its solution, following the guidelines of the National Basic Sanitation Quality Program (PNQS). This project is being developed by the Ponte Pequena Complex of SABESP in São Paulo and involves approximately 1,200 people. The results were: a 45% reduction in the weight of disposed waste and the consequent impact on the trash tariff currently collected in the City of São Paulo, reuse of organic waste through composting to produce fertilizers for the internal gardens and fluorescent light bulbs sent to recyclers for decontamination.

One Day at SABESP - In 2004, 2,025 people from 7 to 16 years old were given the chance to participate in this program. The objective of this program is to develop closer relations between the employee’s children and SABESP, providing information on the company, environment preservation and the rational use of water by means of visits to the company’s facilities, lectures and interactive activities.

In 2004, some of the benefits granted to the employees included partial subsidies which involved medical care service, private social security and meals (basic food basket, meal voucher and others as provided in the law).

Another highlight in 2004 is the contribution of R$12 million to SABESP’s Social Security Foundation (SABESPREV), a non-profit complementary pension and social assistance fund.

SABESP also contributed to the development of activities held by the SABESP Association. This association provides cultural, social and sports activities to 11.5 thousand members which, together with their dependents, reach a total of 50 thousand people. The association has 180 branches and 6 vacation colonies scattered all over the State of São Paulo.

SOCIAL INVESTMENT IN THE EXTERNAL COMMUNITY

SABESP’S RELATIONS WITH THE COMMUNITIES: Hear the requirements and take actions to supply the demands in advance.

The actions performed by SABESP through its autonomous business units provide the conditions for an intense dialogue between the company and the communities. Talking to a manager is a common practice and local demands are being handled more quickly and efficiently.

But there are other possibilities of relationship with the community that go far beyond the formal contact between the service provider and those who benefit from those services. Setting as a goal the improvement of the quality of life of the people leads to innovation in the way of doing things and making possible solutions that are not so usual. This attitude has generated innumerable actions geared to education, culture, the environment and health.

Education

SABESP has developed 41 projects, a total investment of R$1.8 million. The main focus of these activities is to promote environmental education with basic information on environment, sanitation and the rational use of water supplied in a ludic and interactive way, using theater, dance, music, mime, games, fables, children’s stories, drawing shops and textbooks using special characters.

Most of these projects are designed for the children and young public, private and public school students, teachers and the needy communities. They are implemented through a team work of SABESP’s employees.

It is worth mentioning that SABESP continues to be the co-supporter of the Child-Citizen Institute, providing assistance to 7.5 thousand children, young people and adults from low-income families of the peripheries of Gurarulhos and São Paulo, distributed among 15 educational units. The activities held by the institute include nursery, complementary school, work initiation center, literacy courses for young people and adults, and community projects.

The Children’s Club (Clubinho) is an Internet project that already has 7 thousand members and 4.5 thousand monthly hits. It is designed to make the children aware of the importance of water on the planet and contribute to digital inclusion.

Culture

SABESP has three ongoing projects under this category. Their target population is the community in general which, through artistic and social activities, is stimulated and sensitized to the plurality of the national culture with a focus on the environmental awareness, sustainable development and memory of society. The Rouanet’s Law provides a fiscal incentive of R$4.9 million for this initiative.

Hunger Fighting

SABESP has 4 projects under this category which have received R$43 thousand. The Community Organic Vegetable Garden Program implemented in stretches of land occupied by water mains arose from the need to preserve the assets of SABESP and the awareness of the population living in the surrounding area. These stretches of land are considered an interactive ecological/urban space occupied by the community in a self-sustainable way, generating food and income. There are now 21 families receiving the benefits of this program.

SABESP’S RELATIONSHIP WITH THE ENVIRONMENT

In its day-to-day activities, SABESP must deal with rather diverse subjects such as dialogues with populations irregularly occupying water source protected areas, urge polluting companies to assume their responsibility for the environmental impacts of their activities and improve an environmental management system capable of covering the three pillars of sustainability: economic feasibility, social justice and environmental preservation.

Environment:

SABESP has developed 21 projects under this category, a total investment of R$4.2 million. Most of them are targeted at the population in general through the municipal governments, industries, school network, family and district communities and members of the watershed committees. Its main focus are the actions and practices that excel in environment preservation and recovery.

Great achievements have been made, particularly in the reduction of the generated waste with the sludge recycling project for water and sewage treatment stations. The station sludge is treated to be used in products such as fertilizers and ceramics used in the civil construction industry. Besides reducing the volume of the solid waste disposed of in sanitary landfills, the sludge recycling reduces the environmental impact caused by the ceramic lay extraction.

The Prosanear Program has been developed to improve the quality of life of the low-income population by rescuing its citizenship through basic sanitation. It comprises socio-educational actions and integrated sanitation (water and sewage) in areas occupied by needy populations in the peripheries of cities. The Water Rational Use Program (PURA) covers the whole population of the State of São Paulo and was created to prevent short and medium term scarcity of water, providing for landscape changes and technological reuse interventions. Its greater purpose is to make the population aware of the need to preserve the water resources with cultural changes regarding the waste and public health. As a result, PURA provided 10% savings in the water consumption in the São Paulo Metropolitan Region, besides minimizing the need of rationing.

SABESP has been involved in the discussion of topics such as the Cleaner Production Table with Fiesp, Cetesb, other organizations, and the Watershed Committees, which include the state and municipal governments and the civil society. The purpose of these discussions is to find ways to leverage the development of a new culture of water source protection.

SABESP’S RELATIONS WITH CONSUMERS

The option for social responsibility has been causing many positive influences on the choices of the Company from the social and environmental point of view with positive medium-term impacts on the business. The water saving campaigns aired in times of scarcity started to be seen as opportunities for educating the population in the conscious use of this natural resource at any time. It is an option that leads to a decrease in the water consumption and contributes to the preservation of water sources. After all, this is what will determine the longevity of the SABESP business.

Health and Sanitation

Twelve projects are being developed under this category and are focused on campaigns and sponsorships involving public health, integrated practices and actions to improve the quality of life of the population. The investment in these projects in 2004 was R$ 856 thousand.

A closer relationship with the community led SABESP to consider aspects such as social justice in the business management. A crossed subsidy was established in which part of the resources generated by the regions with high income are channeled to works in lower income regions.

This category includes SABESP’s billing policy that collects a tariff value more compatible with the possibilities of the less favored classes and provides the low-income population with basic sanitation services, a better public health and quality of life.

The company offers three types of tariffs: residential social tariffs, shantytown tariffs and tariffs for not-for-profit social entities.

The residential social tariff is around 34% of the regular tariff. The shantytown tariff is around 26%, while the tariff for non-profit social entities is 50% of the regular tariff.

Others

There are other social projects covering activities that benefit the communities but could not be included in the above categories. Their objectives are diverse and each of them are aimed at a specific population with the appropriate activities. Usually, they are very relevant with regard to the population to be served, because they involve large and diversified groups, such as public and private schools, organized civil associations, religious movements, district communities, etc. There are 28 projects under this category including various sponsorships. The investments in this category in 2004 reached R$2.1 million.

The diversity of projects under SABESP’s Social Responsibility Program reflects the incessant efforts made by the company to add to its water supply and sanitation services a number of actions designed to minimize the social problems faced by an expressive number of people. It is not the intent of the company to substitute for the actions and responsibility of the competent State agencies. It is rather a belief that it is necessary to add efforts to the benefit of social causes.

Prizes

Seeking the society’s recognition as a citizen company, SABESP ran for some significant market prices in 2004:

Exame Magazine’s Good Citizen Guide: Nineteen projects were developed by SABESP that express the alignment and structure of the actions developed by the company and its effective contribution to society. Education Category: Caracol; My City has SABESP; Futurágua; SABESP: Education for Citizenship; Children and Adolescent Category: Learning to Be and Live Together; Learning by the Needy Young People; Environment Category: Let’s Get to Work for the Tietê River; SABESP Station – Show Room; PURA; Health Category: I Share My Bread; Big Soup Project; Project Financer Category: Complementary Schooling by the Citizen Child Institute (ICC); Third Age Category: Solidarity; Better Age; Elderly Asylum; Warm Clothing Campaign; Income Generation Category: Community Organic Vegetable Garden; Teaching How to Fish; Handicapped People Category: You Are Me.

Top Social: SABESP’s “Conscious Social Responsibility” project ran with 213 market cases. SABESP was one of the companies awarded the Top Social Prize by the ADVB (The Brazilian Sales Managers Association).

Citizen Company: SABESP participated in the 10th Corporate Citizenship National Forum with the case: “Social Responsibility – sharing experiences” and was awarded the Citizen Company trophy.

Amanco Trophy for a Better World: SABESP was awarded this trophy as a recognition for actions that promote the sustainable development. Besides the trophy, the company received a R$5 thousand check that was donated to the Citizen Child Institute (ICC).

Brazilian Environmental Benchmarking Prize for the paper “Sustainable Sanitation –Solid Waste Management".

Investments Made

As shown in the following spreadsheet, SABESP reserved for internal and external social indicators the amount of R$997 million in 2004.

The additional amount of R$388 million was reserved for internal social indicators, which comprise meals, employees’ social benefits, private social security, health, work safety and medicine, education, culture, skill development and professional development, nurseries or nursery aid, profit sharing and others.

Among the external social indicators, an amount in excess of R$598 million was paid as taxes. Other indicators of contributions to society, such as actions related to education, culture, health, sanitation, sports hunger fighting programs, alimentary security, sponsorship in the various categories and other initiatives were assigned R$11 million. The company invested R$4.3 million in programs and/or internal or external projects related to the environment preservation.

Thus, reinforcing and disseminating its social responsibility, SABESP has assumed the coherent attitude of a true public company and has contributed to the sustained development of the country.

1 – Calculation Basis	2004 Amount (Thousand reais)				2003 Amount (Thousand reais)

Net Revenue	4,397,072				4,130,752

Operating Result	823,909				1,165,533

Payment Roll	997,149				932,253

2 – Internal Social Indicators	Amount	% over FPB		% over RL	Amount	% over FPB	% over RL

Meals	69,752	7%		2%	62,603	7%	2%

Compulsory payroll charges	101,481	10%		2%	98,148	11%	2%

Internal social indicators	88,931	9%		2%	88,903	10%	2%

Health plan	67,603	7%		2%	61,240	7%	1%

Occupational safety and medicine	2,508	0%		0%	2,586	0%	0%

Education	1,171	0%		0%	516	0%	0%

Culture	6,683	1%		0%	7,009	1%	0%

Professional training and development	2,964	0%		0%	4,009	0%	0%

Daycare or daycare allowance	1,512	0%		0%	1,399	0%	0%

Profit sharing	40,262	4%		1%	39,978	4%	1%

Others	5,647	1%		0%	6,188	1%	0%

Total – Internal social indicators	388,514	39%		9%	372,579	40%	9%

3 – External social indicators	Amount	% over RO		% over RL	Amount	% over RO	% over RL
	(thousand)				(thousand)

Education	1,890	0%		0%	697	0%	0%

Culture	5,358	1%		0%	5,713	0%	0%

Health and basic sanitation	856	0%		0%	1,068	0%	0%

Sports	942	0%		0%	223	0%	0%

Hunger fighting and alimentary security	43	0%		0%	4	0%	0%

Others	2,107	0%		0%	555	0%	0%

Total contributions to society	11,196	1%		0%	8,260	1%	0%

Taxes (excluding payroll charges)	598,051	73%		14%	580,146	50%	14%

Total – External social indicators	609,247	74%		14%	588,406	50%	14%

4 – Environmental Indicators	Amount	% over RO		% over RL	Amount	% over RO	% over RL
	(thousand)				(thousand)

Investments related to the company’s production/operation	92	0%		0%	9	0%	0%

Investments in external programs and/or projects	4,294	1%		0%	5,198	0%	0%

Total investments in the environment	4,386	1%		0%	5,207	0%	0%

Regarding the establishment of “annual targets” to minimize waste,	( ) no targets set ( ) meets from 51 to 75%
consumption in general in production/ operation and to increase	( ) meets from 0 to 50% (x )meets from 76 to				( ) no targets set ( ) meets from 51 to 75%
efficiency in the use of natural resources, the company:	100%				( ) meets from 0 to 50% (x )meets from 76 to 100%

5 – Personnel Indicators

No. of employees at end of period		17,735				18,546

No. of hirings during the period		14				352

No. of outsourced personnel		0				0

No. of interns		877				813

No. of employees above the age of 45		7,294				7,359

No. of women in the company		3,247				3,376

% of management positions held by women		17.40%				13.00%

No. of Afro-Brazilians working for the company		2,030				2,433

% of management positions held by Afro-Brazilians		30.49%				11.43%

No of employees with disabilities or special needs		27				27

6 – Relevant information regarding corporate citizenship		2004				Metas 2005

Ratio between the highest and lowest compensation in the company		25.1				nd

Total of on-the-job accidents		293				260

The social and environmental projects developed by the company	( ) directors	( x ) directors and		( ) all employees	( ) directors	( x ) directors and	( ) all employees
were defined by:		mgrs.				mgrs.

	( x ) directors	( ) all employees		( ) all +	( x ) directors	( ) all employees	( ) all +
Safety and health standards in the workplace were defined by:	and mgrs.			Committee	and mgrs.		Committee

Regarding union freedom, the right to collective bargaining and the	( ) not	( x ) complies		( ) encourages /	( ) not	( x ) complies	( ) encourages /
internal representation of workers, the company:	involved	with ILO rules		follows ILO	involved	with ILO rules	follows ILO

	( ) directors	( ) directors and		( x ) all employees	( ) directors	( ) directors and	( x ) all
The private pension plan includes:		mgrs.				mgrs.	employees

	( ) directors	( ) directors and		( x ) all employees	( ) directors	( ) directors and	( x ) all
Profit sharing includes:		mgrs.				mgrs.	employees

When selecting suppliers, the same ethical and social responsibility	( ) not	( ) recommended		( x ) required	( ) not	( ) recommended	( x ) required
and environment standards adopted by the company:	considered				considered

Regarding the employees participation in voluntary work programs,	( ) not	( ) supported		( x ) organizes /	( ) not	( ) supported	( x ) organizes /
the company:	involved			encourages	involved		encourages

Total number of consumer complaints and criticisms:	in company	with Procon	in Court	46	in company	with Procon	in Court
	8.608	1.357

% of complaints and criticisms handled or solved:	in company	with Procon	in Court	77,8%	nd	nd	nd
	97,89%	97,5%

Total distributable added value (in thousand R$):	In 2004: 2,783.022				In 2003: 3,023,830

Distribution of Added Value:	21.5% Goverment		35.5% Employees		19.2% Government		32.3% Employees

	21.5% Goverment		35.5% Employees		27.5% Shareholders		21% 3rd parties

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003

(In thousands of Brazilian reais – R$)

Assets	2004	2003	Liabilities and Shareholders’ Equity	2004	2003

Current assets			Current liabilities
Cash and cash equivalents (note 4)	105,557	281,013	Accounts payable to suppliers and contractors	51,578	51,934
Customer accounts receivable, net (note 5)	949,792	871,145	Loans and financing (note 9)	1,496,810	996,998
Receivable from shareholder, net (note 6)	81,334	-	Accrued payroll and related charges	107,228	135,294
Inventories	29,604	22,308	Provisions for contingencies (note 14 (a))	30,373	19,266
Deferred taxes (note 10)	30,215	29,684	Interest on shareholders’ equity (note 15 (c))	144,078	242,524
Other current assets	33,288	13,015	Taxes payable (note 11)	115,119	84,488

	1,229,790	1,217,165	Deferred taxes (note 10)	71,902	45,502
			Other current liabilities	83,801	155,993

Long-term assets				2,100,889	1,731,999
Customer accounts receivable, net (note 5)	278,060	185,090	Long-term liabilities
Receivable from shareholder, net (note 6)	740,609	655,163	Loans and financing (note 9)	5,553,843	6,267,265
Indemnities receivable (note 7)	148,794	148,794	Taxes payable (note 11)	272,338	282,214
Escrow deposits	16,189	17,576	Deferred taxes (note 10)	130,055	121,117
Deferred taxes (note 10)	257,271	222,804	Provisions for contingencies (note 14 (a))	460,231	384,571
Other assets	27,976	30,583	Accrued pension obligation (note 12)	222,176	145,540

	1,468,899	1,260,010	Other liabilities	92,688	80,465

				6,731,331	7,281,172
Permanent assets			Shareholders’ equity (note 15)
Investments	5,100	740	Paid-in capital	3,403,688	3,403,688
Property, plant & equipment, net (note 8)	14,040,922	14,063,248	Capital reserve	65,291	50,739
Deferred charges	39,097	48,951	Revaluation reserve	2,619,220	2,723,720

	14,085,119	14,112,939	Profit reserves	1,863,389	1,398,796

				7,951,588	7,576,943

Total Assets	16,783,808	16,590,114	Total Liabilities & Shareholders’ Equity	16,783,808	16,590,114

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(In thousands of Brazilian reais, except for earnings per share)

	2004	2003

GROSS REVENUE FROM SALES AND SERVICES (Note 18)	4,642,491	4,307,534
Taxes on sales and services - COFINS and PASEP	(245,419)	(176,782)

Net revenue from sales and services	4,397,072	4,130,752
Cost of sales and services (Note 19)	(2,253,380)	(2,067,148)

GROSS PROFIT	2,143,692	2,063,604

OPERATING EXPENSES (Note 19)
Selling expenses	(502,520)	(297,534)
Administrative expenses	(313,557)	(254,060)
Financial expenses, net	(503,706)	(346,477)

Total operating expenses	(1,319,783)	(898,071)

INCOME FROM OPERATIONS	823,909	1,165,533

NONOPERATING INCOME (EXPENSES)
Loss on disposal of property, plant & equipment (Note 8(a))	(34,440)	(61,654)
Other	518	7,199

	(33,922)	(54,455)

INCOME BEFORE TAXES ON INCOME	789,987	1,111,078
Income tax (Note 10)	(198,030)	(168,083)
Social contribution tax (Note 10)	(52,579)	(48,006)
Deferred income tax (Note 10)	22,792	(7,588)
Deferred social contribution tax (Note 10)	(14,020)	(18,959)

INCOME BEFORE EXTRAORDINARY ITEM	548,150	868,442

Extraordinary item, net of income and
social contribution taxes (Note 12)	(35,122)	(35,122)

NET INCOME	513,028	833,320

Earnings per thousand shares in R$	18,01	29,26

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(In thousands of Brazilian reais – R$)

				Profit reserves
	Paid-in	Capital	Revaluation			Retained
	capital	reserve	reserve	Legal	Investment	earnings	Total

BALANCES AS OF DECEMBER 31, 2002	3,403,688	49,503	2,857,965	104,674	830,646	-	7,246,476

Donations		1,236					1,236
Realization of revaluation reserve			(134,245)			134,245	-
Net income						833,320	833,320
Allocation of income:
Legal reserve				41,666		(41,666)	-
Interest on shareholders’ equity						(504,089)	(504,089)
Investment reserve					421,810	(421,810)	-

BALANCES AS OF DECEMBER 31, 2003	3,403,688	50,739	2,723,720	146,340	1,252,456	-	7,576,943

Donations (note 15 (d))		14,552					14,552
Realization of revaluation reserve			(104,500)			104,500	-
Net income						513,028	513,028
Allocation of income: (note 15 (e))
Legal reserve (note 15 (c))				25,651		(25,651)	-
Interest on shareholders’ equity (note 15 (c))						(152,935)	(152,935)
Investment reserve (note 15 (e))					438,942	(438,942)	-

BALANCES AS OF DECEMBER 31, 2004	3,403,688	65,291	2,619,220	171,991	1,691,398	-	7,951,588

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(In thousands of Brazilian reais – R$)

	2004	2003

SOURCES OF FUNDS
From operations:
Net income	513,028	833,320
Items not affecting working capital
Bad Debt Expense	76,870	-
Depreciation and amortization	598,911	564,455
Disposal of property, plant and equipment	34,616	61,657
Write-off of deferred charges	-	984
Monetary variations on long-term items	(38,548)	(9,437)
Provisions for contingencies	75,660	147,201
Accrued pension obligation	76,636	77,204
Interest and monetary and exchange variations on long-
term assets and liabilities:
Loans and financing	(9,569)	(248,796)
Taxes payable	25,018	17,165
Deferred income and social contribution taxes:
In long-term assets	(34,467)	(16,771)
In long-term liabilities	8,938	45,237

Total from operations	1,327,093	1,472,219

From third parties:
Loans and financing, long-term	780,722	860,323
Increase in long-term liabilities	-	196,134
Donations – aid for works	14,552	1,236

Total from third parties	795,274	1,057,693

Total sources	2,122,367	2,529,912

USES OF FUNDS
Increase in long-term assets	217,107	6,048
Transfer from long-term assets	-	149,760
Decrease in long-term liabilities	22,668	-
Permanent assets
Property, plant and equipment	600,903	1,009,365
Deferred charges	444	9,469
Transfer from long-term to current liabilities
Loans and financing	1,484,575	889,449
Interest on shareholders’ equity	152,935	504,089

Total uses	2,478,632	2,568,180

Increase in working capital deficit	(356,265)	(38,268)

Represented by:
Current assets
At end of year	1,229,790	1,217,165
At beginning of year	1,217,165	1,608,900

Variation in current assets	12,625	(391,735)

Current liabilities
At end of year	2,100,889	1,731,999
At beginning of year	1,731,999	2,085,466

Variation in current liabilities	368,890	(353,467)
Increase in working capital deficit	(356,265)	(38,268)
The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

1. OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) is engaged in the operation of public water and sewage systems in the State of São Paulo, Brazil, providing water and sewage services to a broad range of residential, commercial, industrial and government customers. The Company also provides water on a wholesale basis to certain municipalities in the São Paulo Metropolitan Region that do not have water production systems.

The Company’s shares are listed on the São Paulo Stock Exchange (BOVESPA) in the “New Market” segment since April 2002, and on the New York Stock Exchange (NYSE), in the form of ADRs (American Depositary Receipts) since May 2002.

The Company provides water and sewage services in 368 municipalities in the State of São Paulo, nearly all of which are through concessions granted by the municipalities. Most of these concessions have 30-year terms, seventeen of which expire in 2005 and the rest between 2006 and 2034. Each of these concessions is automatically renewable for a period equal to its initial term, unless the municipality or the Company exercises the right to terminate the concession, through notification by either party at least six months prior to its expiration date.

The Company does not hold a formal concession to provide water and sewage services in the City of São Paulo, which accounts for a substantial portion of the sales and services rendered. In Santos, a municipality located in the Santos Coastal Area, which also has a large population, the Company operates under a public authorization, like in some other municipalities in the Santos Coastal Area and the Ribeira Valley, where the Company started operating after the merger of the companies that formed SABESP.

2. PRESENTATION OF FINANCIAL STATEMENTS

The financial statements of the Company have been prepared in accordance with accounting practices adopted in Brazil, which are based on the Brazilian Corporate Law (Law No. 6404/76, as amended), the rules and regulations of the Brazilian Securities Commission (“CVM”) and the accounting standards issued by the Federal Board of Accounting (CFC), collectively referred to hereinafter as “Corporate Law”. The financial statements prepared in accordance with Corporate Law have not been indexed for inflation after 1995.

Supplementary information is also presented “In constant purchasing power currency”, which were prepared in accordance with the criteria described in note 25 (a), and in the Value-Added Statement, in note 25 (b).

Certain reclassifications have been made in the 2003 financial statements in order to conform them to the 2004 presentation. These reclassifications have been made as management believes they better reflect the nature of items and improve comparability. These reclassifications had no effect on the shareholders’ equity.

The most significant of these reclassifications include the following:

Balance Sheet and Statement of Changes in Financial Position

- Amounts received from customers in duplicate

Previously classified as a reduction to accounts receivable in the amount of R$59,444, it was further reclassified as amounts to be refunded in other accounts payable, under current liabilities and long-term liabilities, in the amounts of R$ 3,677 and R$ 55,767, respectively.

- Statement of Income

PASEP credits, previously stated as a reduction of costs and expenses, were reclassified as a reduction of COFINS and PASEP, thus increasing the net revenue as well as costs and expenses. After the reclassification, the net revenue of the Company in 2003 increased from R$ 4,109,884 to R$ 4,130,752, cost of sales and services from R$ 2,046,834 to R$ 2,067,148, selling expenses from R$ 297,302 to R$ 297,534 and administrative expenses from R$ 253,738 to R$ 254,060.

3. SIGNIFICANT ACCOUNTING PRACTICES

The Company’s accounting policies, which are based on the accrual concept, comply with the Corporate Law, as follows:

(a) Revenue from sales and services

Revenue for water and sewer services are recognized as water is consumed or as services are provided. Revenue from water and sewer services rendered but not billed are recorded as unbilled customer accounts receivable based on monthly estimates in order to match such revenue with costs incurred.

As of December 31, 2004, revenue is recorded net of customer discounts related to the Incentive Program for Water Consumption Reduction (note 18 (a)).

(b) Marketing costs

Marketing costs are generally expensed as incurred and reported in administrative expenses. Marketing costs were R$ 31,615 and R$ 4,206 for the years ended December 31, 2004 and 2003, respectively. No marketing costs were deferred at December 31, 2004 and 2003.

(c) Financial income and expenses

Financial income and expense are primarily comprised of interest and monetary and exchange variations on loans and financing, and financial investments, calculated and reported on the accrual basis of accounting.

(d) Income and social contribution taxes

Income and social contribution taxes are accrued on taxable results.

Income tax is calculated at the rate of 15%, plus a 10% surtax, and social contribution, tax is calculated at the rate of 9% . These taxes are reported on an accrual basis.

Deferred taxes are calculated based on taxable or deductible amounts in future years and are recognized to the extent that realization is believed to be probable.

As permitted by the CVM, the Company opted not to recognize the deferred tax liability (non-cash) on the revaluation reserve of property, plant and equipment recorded up to 1991.

(e) Other income and expenses

Other income and expenses are recorded on an accrual basis.

(f) Cash and cash equivalents

Cash and cash equivalents are comprised primarily bank deposits and financial investments and are carried at cost plus accrued interest, if applicable. Financial investments denominated in reais have a ready market and an original maturity of 90 days or less. They comprise mainly Financial Investment Funds (FIF). Foreign currency deposits are translated at balance sheet date exchange rates. The Company is required by law to invest excess cash with financial institutions controlled by the State Government.

(g) Customer accounts receivable and allowance for doubtful accounts

Customer accounts receivable generally do not accrue interest or indexation charges or penalties, except for refinanced agreements.

The Company books an allowance for doubtful accounts for receivable balances in excess of R$ 5 and overdue for more than 180 days, and in excess of R$ 30 and overdue for more than 360 days, which are under judicial collection proceedings. Allowance for doubtful accounts is recorded in an amount considered sufficient by Management to cover probable losses, based on an analysis of customer accounts receivable, taking in consideration the expected recovery in the different categories of customers. For accounts receivable balances under R$ 5 and overdue more than 180 days, the probable losses are written off through a direct charge to income.

(h) Inventories

Inventories of materials used in operations and in the maintenance of the Company’s water and sewage systems are stated at average acquisition cost and classified in current assets. Inventories for capital projects are classified under property, plant and equipment and are stated at the average cost of acquisition. The amounts of such inventory do not exceed their realizable values.

(i) Property, plant and equipment

Property, plant and equipment are stated at cost plus monetary adjustment through December 31, 1995, considering the following:

Depreciation of property, plant and equipment is recorded using the straight-line method based on the annual rates detailed in Note 8.

The revaluation of property, plant and equipment items, carried out in two separate stages in 1990 and 1991, was based on an appraisal report issued by independent experts, recorded as a counter-entry to the Revaluation Reserve in shareholders’ equity, and is realized through depreciation, sale and disposal of the respective assets, with a corresponding entry to “Retained earnings”.

Interest charges on loans and financing, for construction in progress, are capitalized as part of the cost thereof.

The Company reviews the realization of long-term assets, mainly water and sewage systems and structures to be used in its business, for purposes of calculation and determination of deterioration levels, on a recurrent basis, or where situations or changes in conditions indicate that the book value of a property or group of properties may not be recovered. Deterioration is evaluated based on a projection of depreciation charges to be recovered from the income generated by the Company’s operations. The book value of the properties or group of properties is written off as appropriate.

Donations of property, plant and equipment received from third parties and public agencies in order to allow the Company to provide water and sewage collection services are recorded as capital reserve.

Construction in progress is recorded at cost and is primarily related to construction projects under contract with third parties.

Improvements to existing properties are capitalized, while costs of maintenance and repairs are expensed as incurred. Materials allocated to specific projects are added to construction in progress.

Starting in 1999, acquisitions of concession rights from third parties have been recorded at the value shown in technical appraisal reports. Such rights are recorded as intangible assets in property, plant and equipment and amortized on the straight-line basis during the term provided for in the contract.

(j) Deferred charges

Deferred charges are comprised primarily of deferred project costs and technical studies, which are being amortized using the straight-line method over 5 years.

(k) Loans and financing

Loans and financing are adjusted by indexation charges and foreign exchange variations and include accruals for related interest expenses.

(l) Accrued salaries and payroll charges

Salaries, provisions for vacation pay, 13th salary and supplementary payments negotiated in collective bargaining agreements and related social charges, are accrued as earned.

(m) Provisions for contingencies

Provisions for contingencies are recorded to cover potential losses on labor, tax, civil, commercial and environmental lawsuits, at administrative and judicial levels, when such losses are considered probable and able to be estimated at December 31, 2004 and 2003.

(n) Environmental costs

Costs relating to ongoing environmental programs are expensed as incurred. Ongoing programs are designed to minimize the environmental impact of operations and to manage the environmental risks inherent to the Company’s activities. Provisions for contingent losses related to environmental claims are recorded when they are considered to be probable and reasonably estimable by the Company’s management.

(o) Private pension plan

The Company sponsors a private defined benefit pension plan. CVM Resolution 371 of December 13, 2000 determines the recognition of actuarial liabilities exceeding the plan assets. These liabilities, as allowed by the referred Resolution, have been recognized over a period of 5 years, from fiscal year 2002.

(p) Interest on shareholders’ equity

This interest has been recorded in accordance with Law 9249/95, for tax deduction purposes, being limited to the daily pro rata variation of the Long-term Interest Rate (TJLP) and recorded in conformity with CVM Resolution 207/96.

(q) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses for the reporting periods. Actual results could differ from those estimates.

(r) Earnings per share

This is calculated based on the number of shares outstanding at the balance sheet date.

4.	CASH AND CASH EQUIVALENTS

		2004	2003

	Cash and banks	49,638	68,004
	Financial investments	55,919	186,419
	Foreign currency deposits	-	26,590

		105,557	281,013

5.	CUSTOMER ACCOUNTS RECEIVABLE

	(a) Balances

		2004	2003

	Private-sector customers
	General customers and special customers (i) (ii)	680,844	631,321
	Agreements (iii)	119,027	73,993

		799,871	705,314
	Government Entities:
	Municipal – São Paulo	289,382	298,499
	Federal	16,471	9,045
	Agreements	30,979	14,339

		336,832	321,883
	Wholesale customers – municipal authorities: (iv)
	Guarulhos	264,867	213,891
	Santo André	221,913	180,189
	Mauá	74,571	57,407
	Diadema	62,385	48,777
	Mogi das Cruzes	4,949	3,526
	São Caetano do Sul	3,559	2,519

	Total wholesale customers – municipal authorities	632,244	506,309

	Unbilled amounts	218,545	192,160

	Subtotal	1,987,492	1,725,666
	Allowance for doubtful accounts	(759,640)	(669,431)

	Total	1,227,852	1,056,235

	Current portion	949,792	871,145
	Long-term portion (v)	278,060	185,090

(i) General customers – residential and small and medium-sized businesses.

(ii) Special customers – large consumers, commercial industries, plants, condominiums and special billi consumers (industrial waste, wells, etc.)

(iii) Agreements – renegotiation of past-due balances into installments.

(iv) Wholesale customers – municipal authorities – The balance of accounts receivable from wholesale customers relates to the wholesale of treated water to certain municipalities, which are responsible for distribution, billing and collection with the final customers, as follows:

	2004	2003

Balance at beginning of year	506,309	565,015

Billings for services provided	217,525	268,222

Collections –current year services	(68,060)	(139,222)

Collections – prior year services	(23,530)	(187,706)
Balance at end of year	632,244	506,309

Current portion	11,179	27,196
Long-term portion	621,065	479,113

(v) The long-term portion consists of renegotiated past-due private sector customer accounts receivable and past-due balances of wholesale customers-municipal authorities. The long-term portion is recorded net of an allowance for doubtful accounts of R$ 394,569 at December 31, 2004 (R$ 317,699 in 2003).

(b) Customer accounts receivable aging summary

	2004	2003

Current	568,789	541,752
Past due:
Up to 30 days	159,634	144,612
From 31 to 60 days	80,889	56,983
From 61 to 90 days	58,120	34,038
From 91 to 120 days	47,148	33,927
From 121 to 180 days	87,856	60,957
From 181 to 360 days	170,582	120,668
For more than 360 days	814,474	732,729

Total aged customer accounts receivable	1,987,492	1,725,666

(c)	Allowance for doubtful accounts

(i)	Changes in the allowance for doubtful accounts are as follows:

	2004	2003

Balance at beginning of year	669,431	684,430

Private-sector customers/government entities	13,339	22,525
Wholesale customers	76,870	(37,524)

Additions in the current year	90,209	(14,999)

Balance	759,640	669,431

Current portion	365,071	351,732
Long-term portion	394,569	317,699

(ii) Statement of income

The Company recorded probable losses on accounts receivable incurred in 2004, in the amount of R$ 241,577, directly in the income for the year, under the caption “Selling Expenses”. These losses amounted to R$ 37,625 in 2003 (net of recoveries from São Bernardo do Campo in the amount of R$ 129,118).

	2004	2003

Provisions (over five thousand reais)	(99,297)	(132,063)
Recoveries (over five thousand reais)	9,088	147,062
Direct write-offs (less than five thousand reais)	(205,261)	(101,111)
Recoveries (less than five thousand reais)	53,893	48,487

Total bad debt expenses (note 19)	(241,577)	(37,625)

6. RELATED-PARTY TRANSACTIONS

The Company is a party to a number of transactions with its majority shareholder, the State Government, and its related agencies.

(a) Receivable from shareholder

	2004	2003

Current:
Water and sewage services (i)	48,478	-
GESP Agreement	32,856	-

Total current	81,334	-

Long-term:
Water and sewage services –GESP Agreement	269,803	565,889
Reimbursement for pension benefits paid (ii)	576,326	490,986

Gross long-term receivable from shareholder	846,129	1,056,875
Less amounts due to shareholder – interest on
shareholders’ equity	(105,520)	(401,712)
Total long-term	740,609	655,163

Total receivable from shareholder	821,943	655,163

Water and sewage services	245,617	164,177

Reimbursement for pension benefits	576,326	490,986

Gross revenue from sales and services
Water sales	147,861	141,912
Sewage services	116,176	111,503
Revenue	(215,559)	(169,701)

Financial income	23,114	67,799

The Company does not record an allowance for doubtful accounts for any amounts due from the State Government or entities controlled by the State Government, since it does expect losses on such receivables.

(i) Water and sewage services

The Company provides water and sewage services to the State Government and its related agencies under terms and conditions that management believes are equal to those with third parties, except for the settlement of amounts outstanding, as described further below in items (iii) and (iv).

(ii) Reimbursement for pension and benefits paid

Reimbursement for pension and benefits paid represents supplementary pension and leave benefit paid by the Company on behalf of the State Government to former employees of State Government-owned companies which merged to form SABESP. These amounts should be reimbursed to the Company by the State Government, as the primary obligor, in conformity with Law No. 200/74. At December 31, 2004 and 2003, 2,770 and 2,874 retirees, respectively, received supplementary pension payments, for which the Company paid R$ 85,340 and R$ 87,123 at December 31, 2004 and 2003, respectively. There were

211 active employees at December 31, 2004, who will be entitled to these benefits once they retire, as compared to 225 at December 31, 2003.

(iii) GESP Agreement

On December 11, 2001, the Company entered into an agreement with the State of São Paulo Government (the GESP Agreement), through the State Department of Finance and the State Department of Water and Energy (DAEE), having the State Department of Water Resources, Sanitation and Works as intervening party. Pursuant to the GESP Agreement, the State Government, by force of Law No. 200/74, acknowledged to be responsible for the supplemental retirement and pension benefits and agreed to pay amounts it owed to the Company in respect of water and sewage services. The value to date of the Agreement was R$ 678,830, of which R$ 320,623 refer to supplemental retirement and pension benefits in the period from March 1986 until November 2001, and R$ 358,207 refer to water supply and sewage collection services invoiced and due from 1985 until December 1, 2001.

Considering the strategic importance of Taiacupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs, for ensuring the volume of water of the Alto Tietê System to be maintained, the State Department of Water and Energy (DAEE) will transfer these properties to the Company, and the fair value of these assets will reduce the amounts owed to the Company.The reservoirs valuation works have been completed and approved by the Board of Directors of the Company, and indicated an amount of R$ 300,880 (base date – June 2002), as shown in the respective report.

Based on Official Notice No. 53/2005 of the State Capital Defense Council (CODEC), dated March 21, 2005, negotiations have restarted between the Company and the State Government with a view to restate the debt for supplementaly retirement and pension benefits, under the terms defined in the GESP agreement, including amounts due after November 2001. These negotiations shall be consolidated in a second amendment to the Agreement between the State Government and Sabesp. The Company shall retain FIPECAFI to ascertain the actual values to be reimbursed by the State Government, taking into account the legal advice provided by the Office of the State Attorney General.

Once the debt amount and the monetary adjustment criterion are established, Sabesp will be able to take applicable actions with the DAEE in order to transfer the ownership rights to the Alto Tietê System reservoirs, since no legal restraint exists any more, once the State Government has timely filed an appeal against the decision that had granted the public civil action and managed to obtain the suspension of the effects thereof.

This second amendment shall also include the criteria for monthly recovery of the future amounts to be disbursed by Sabesp.

Since these negotiations are still in the beginning, it is not possible to determine the net effects on the balance sheet resulting from such negotiation. The management does not expect to incur significant net losses relating to the differences ascertained between the amounts deemed to be refundable by the State Government and the amounts actually paid by Sabesp.

The balances of water supply and sewage services were included in the 1st amendment to the agreement, as described below (iv).

(iv) First Amendment to GESP Agreement

On March 22, 2004, the Company and the State Government amended the terms of the original GESP Agreement, thereby (1) consolidating and acknowledging amounts due from the State Government for water and sewage services through February 2004, monetarily adjusted through February 2004; (2) formally providing for the offset of amounts due from the State Government against interest on shareholders’ equity declared by the Company and any other debt owed to the State Government at December 31, 2003, which were monetarily adjusted through February 2004; and (3) defining the payment terms of the remaining obligations of the State Government for water and sewage services.

Under the terms of the Amendment, the State Government acknowledged amounts due to the Company for water and sewage services provided through February 2004, of R$ 581,779, including monetary adjustments based on the Referential Rate (TR) at the end of each fiscal year through February 2004. In addition, the Company acknowledged amounts due to the State Government with respect to interest on shareholders’ equity of R$ 518,732, including (1) amounts declared and payable relating to years prior to 2003 (R$ 126,967), (2) monetary adjustments on these amounts based on the annual change in the Consumer Prices Index (IPC/FIPE) through February 2004 (R$ 31,098); and (3) amounts declared and payable relating to 2003 (R$ 360,667).

The Company and the State Government have agreed to the reciprocal offset of R$ 404,889 (monetarily adjusted through February 2004). The remaining obligation of R$ 176,890 at February 29, 2004 will be payable in monthly installments from May 2005 through May 2009, which will be subject to monthly monetary adjustment at the Expanded Consumer Price Index (IPCA/IBGE), plus 0.5% .

As the right of offset was contemplated in the original terms of the GESP Agreement, the Company recorded the applicable effects of such Amendment as of and through December 31, 2003, including the monetary adjustments of both amounts payable to and receivable from the State Government. In addition, the amounts payable to the State Government for interest on shareholders’ equity specifically identified in the agreement for reciprocal offset through 2004 have been reclassified as a reduction of amounts receivable at December 31, 2004.

The balance of Interest on Shareholders’ Equity, in the amount of R$ 113,842, adjusted pursuant to the IPCA-IBGE, was netted against accounts overdue after February 2004.

The Amendment to the GESP Agreement did not address amounts owed by the State Government related to supplemental retirement and pension benefits paid on its behalf by the Company. These amounts remain subject to the terms of the original GESP Agreement. A portion of these amounts may be settled through the transfer of the reservoirs which make up the Alto Tietê System. The Company and the State Government are continuing negotiations for such transfer and settlement of additional amounts due.

Management continues to believe that the amounts due from the State Government are collectible and does not expect to incur losses on these accounts receivable.

(b) Cash and cash equivalents

The Company’s balance of cash and financial investment accounts with financial institutions controlled by the State Government was R$ 72,777 and R$ 216,982 at December 31, 2004 and 2003, respectively. The financial income from such financial investments was R$ 23,114 and R$ 67,799 in fiscal years ended December 31, 2004 and 2003, respectively.

(c) Arrangements to use certain reservoirs

The Company uses the Guarapiranga and Billings reservoirs and a portion of some of the reservoirs of the Alto Tietê System, which are owned by the State Department of Water and Energy (DAEE). The Company does not pay any fees with respect to the use of these reservoirs, but is responsible for maintaining and funding the operating costs of these reservoirs.

(d) Tariff reduction contracts

The Company has entered into contracts with approximately 5,000 State-owned entities under which it provides these entities with a 25% tariff reduction for water and sewage services provided, if such entities implement the Company’s program for the rational use of water, which includes a reduction of at least 10% in water consumption.

7. INDEMNITIES RECEIVABLE

Indemnities receivable represent amounts receivable from the municipalities of Diadema and Mauá as compensation for the unilateral withdrawal by those authorities of the Company’s concessions for water and sewage services in 1995.

In December 1996, the Company filed a claim seeking compensation for investments made during the terms of the concession agreements. Although the Company has not yet been compensated for these investments, the Company continues to supply water on a wholesale basis to these municipalities, which currently operate their own water distribution and sewage collection systems.

The net book value of property, plant and equipment items relating to the municipality of Diadema, which was written off in December 1996, was R$ 75,231, and the balance of indemnity and other receivables from the local government is R$ 62,876, and is recorded in long-term assets, under “Indemnities receivable”.

The net book value of property, plant and equipment items relating to the municipality of Mauá, which was written off in fiscal year 1999, was R$ 103,763, and the balance of indemnity, in the amount of R$ 85,918, is recorded in long-term assets, under “Indemnities receivable”.

Both cases are the subject matter of court claims and the legal counsel in charge of the proceedings believe that a favorable judgment is likely to be rendered to the Company.

In relation to Mauá, on February 14, 2005 a judgment was rendered against the Local Government of Mauá and Saneamento Básico do Município de Mauá – SAMA, which were sentenced to pay to the Company for indemnity for the investments effected in that municipality during the term of the concession agreement, the amount of R$ 153,245, plus loss of profits in the amount of R$ 5,309.

In relation to the municipality of Diadema, it has been determined that the declaratory action of non-existing liability for trade acceptance bills should be attached to and heard jointly with the public civil action. An accounting expert examination has been further determined, for which the parties have submitted question to the court expert.

The Company has filed an appeal against the order that determined the joint judgment, which is pending decision. Thus, the attachment of the action and the preparation of the expert examination report are still pending in the records of the referred case.

In relation to the municipality of Diadema, several actions have been filed challenging the agreement entered into between the parties. Among them, the class action and the annulment action have already been heard, with favorable judgment to the Company.

8.	PROPERTY, PLANT AND EQUIPMENT
			2004		2003

			Accumulated
			Depreciation/			Annual
		Cost	Amortization	Net	Net	Deprec. rates - %
	In use
	Water systems:
	Land	932,233	-	932,233	928,115	-
	Buildings	2,617,359	(1,205,345)	1,412,014	1,489,224	4%
	Connections	779,626	(289,420)	490,206	480,947	5%
	Water meters	260,597	(125,953)	134,644	138,885	10%
	Networks	3,191,257	(859,267)	2,331,990	2,234,301	2%
	Equipment	243,847	(137,900)	105,947	106,963	10%
	Other	469,340	(186,294)	283,046	275,291	2 to 20%

		8,494,259	(2,804,179)	5,690,080	5,653,726
	Sewage system:
	Land	349,553	-	349,553	347,938	-
	Buildings	1,433,614	(456,747)	976,867	893,074	4%
	Connections	824,890	(288,542)	536,348	507,895	5%
	Networks	4,551,989	(936,833)	3,615,156	3,250,079	2%
	Equipment	485,934	(304,479)	181,455	174,542	10%
	Other	12,910	(1,380)	11,530	7,425	2 to 20%

		7,658,890	(1,987,981)	5,670,909	5,180,953
	General use:
	Land	102,868	-	102,868	102,527	-
	Buildings	119,313	(59,941)	59,372	60,886	4%
	Transportation equipment	130,695	(115,309)	15,386	23,164	20%
	Furniture, fixtures and
	equipment	284,160	(157,860)	126,300	131,325	10%
	Free lease land	25,312	-	25,312	25,312	-
	Free lease assets	9,618	(3,027)	6,591	6,591	-

		671,966	(336,137)	335,829	349,805

	Subtotal	16,825,115	(5,128,297)	11,696,818	11,184,484
	Construction in progress:
	Water systems	561,878	-	561,878	579,650
	Sewage systems	1,245,036	-	1,245,036	1,590,264
	Other	19,804	-	19,804	22,228

	Subtotal	1,826,718	-	1,826,718	2,192,142

	Intangible assets	578,232	(60,846)	517,386	686,622

	Total	19,230,065	(5,189,143)	14,040,922	14,063,248

(a) Disposals of property, plant and equipment

In 2004, the Company wrote off property, plant and equipment items in the amount of R$ 34,616 (R$ 61,657 in 2003), which resulted in a total loss of R$ 34,440 (R$61,654 in 2003). Of these losses, R$ 26,034 (R$ 49,379 in 2003) related to the disposal, theft and obsolescence of assets in use. The remaining balance of losses, of R$ 8,582 (R$ 12,275 in 2003) related to the write-off of construction in progress projects which were determined to be no longer economically feasible.

(b) Capitalization of interest and financial charges

The Company capitalized R$ 4,907 of interest and financial charges, including foreign currency exchange variation, to property, plant and equipment for the year ended December 31, 2004, during the period in which the related assets were under construction. With the appreciation of Brazilian real in relation to other foreign currencies in which a portion of the Company’s debt is denominated (especially the United States dollar – US$), R$ 1,559 of previously capitalized financial expenses were reversed in the year ended December 31, 2003.

(c) Construction in progress

Construction in progress primarily related to new projects and operating improvements is as follows:

	2004	2003

Water systems:
Networks and connections	231,653	239,297
Transmission	30,020	60,318
Water treatment	101,033	89,289
Sub-transmission	86,502	90,177
Production and storage	74,092	79,443
Other	38,578	21,126

Total water systems	561,878	579,650

Sewage systems:
Collection	990,325	1,237,310
Treatment	166,916	261,714
Other	87,795	91,240

Total sewage systems	1,245,036	1,590,264

Other	19,804	22,228

Total	1,826,718	2,192,142

Estimated disbursements related to construction works already contracted are estimated to be approximately R$ 817,000 for fiscal years from 2005 to 2010 (unaudited).

(d) Concession assets acquired

Since 1999, negotiations relating to new concessions were carried out based on the economic-financial results of the relevant business, as established on appraisal reports issued by independent experts.

The amount provided for in the respective contract, after the transaction is closed with the municipal government and carried out either through subscription of shares in the Company or in cash, is posted to the intangible assets account and amortized over the related concession period, usually of 30 years.

The balance of concession assets, by municipality, was as follows:

		Accumulated
	Cost	amortization	Net	Net
MUNICIPALITIES		2004		2003

Agudos	7,293	(1,355)	5,938	6,165
Bom Sucesso do Itararé	81	(9)	72	66
Campo Limpo Paulista	11,375	(1,949)	9,426	9,589
Conchas	2,141	(337)	1,804	1,869
Duartina	1,430	(172)	1,258	898
Estância de Serra Negra	11,290	(535)	10,755	3,425
Itapira	14,293	(353)	13,940	-
Itararé	5,459	(1,031)	4,428	4,324
Marabá Paulista	357	(53)	304	286
Miguelópolis	3,934	(801)	3,133	3,261
Osasco	256,418	(42,107)	214,311	218,812
Paraguaçu Paulista	13,929	(2,766)	11,163	11,582
Paulistânia	148	(16)	132	119
Sandovalina	210	(33)	177	167
Santa Maria da Serra	873	(153)	720	737
São Bernardo do Campo	237,459	(7,162)	230,297	415,471
Várzea Paulista	11,542	(2,014)	9,528	9,851

Total	578,232	(60,846)	517,386	686,622

(e) Expropriations

Development of major water and sewage systems frequently requires the expropriation or establishment of rights of way through third-party properties. The owners of these properties are generally compensated either through negotiated settlements or judicial arbitration in conformity with applicable legislation.

Disbursements to be effected as from fiscal year 2005 for pending cases are estimated to be approximately R$ 280,000 (unaudited), which will be paid out of Company funds. The related assets acquired as a result of these negotiations are recorded as property, plant and equipment when the expropriation is complete. Aggregate disbursements for expropriations of property, plant and equipment in 2004 were R$ 5,423 (R$ 5,499 in 2003).

(f) Assets in guarantee

At December 31, 2004 and 2003, the Company had assets in the amount of R$ 249,034 provided as guarantee under the Special Tax Debt Refinancing Program – PAES (Note 11).

(g) Non-operational assets

The Company had R$ 31,903 at December 31, 2004 and 2003 of other non-operational assets, comprised primarily of land surrounding reservoirs.

(h) Revaluation

Property, plant and equipment items were revaluated in 1990 and 1991 and have been depreciated at annual rates which take into consideration the estimated remaining economic useful lives of the assets as determined in the respective valuation reports that generally do not exceed the original depreciable lives.

As permitted by CVM Instruction 197/93, the Company did not post a provision for deferred taxes on the surplus of the revaluation of property, plant and equipment carried out in 1990 and 1991. Had the income tax and social contribution on the revaluation reserve been accounted for, the unrealized amount at December 31, 2004 would be R$ 491,475 (2003 – R$ 526,900). In the years ended December 31, 2004 and 2003, the realized revaluation reserve amounts were R$ 104,500 and R$ 134,245.

(i) São Bernardo do Campo assets reclassification

On December 19, 2003, the Company agreed to purchase the water and sewage assets of the municipality of São Bernardo do Campo, thereby obtaining the right to supply water and sewage services. The value of the concession transaction was R$ 415,471, as determined based on an independent appraisal, and was classified as “Intangible Assets”.

In December 2004, the appraisal of the assets of the municipality was completed. The appraised value of R$ 175,858 was reclassified on December 31, 2004 from “Intangible Assets” to “Property, plant and equipment in use”.

9 - LOANS AND FINANCING
		2004			2003

		Long-			Long-			Final Maturity	Annual interest	Adjustment
	Current	Term	Total	Current	Term	Total	Guarantees	Date	rate	to inflation
In local currency:
							State of S.Paulo
							Government and
Banco do Brasil	173,539	2,161,423	2,334,962	156,592	2,293,260	2,449,852	Own Funds	2014	8.50%	UPR
Debentures 3rd Issue	-	-	-	366,465	-	366,465		2004	CDI+2.85%	-
Debentures 4th Issue	100,001	99,998	199,999	100,001	199,999	300,000		2006	CDI+1.2%	-
Debentures 5th Issue	148,377	296,754	445,131	-	430,625	430,625		2007	CDI+2% and 12.7%	IGP-M
Debentures 6th Issue	-	609,693	609,693	-	-	-		2010	CDI+1.75% and 11%	IGP-M
Caixa Econômica Federal	40,042	457,938	497,980	36,415	486,282	522,697	OWN FUNDS	2007/2020	5% to 9.5%	UPR
Brazilian Economic and Social Development									3% + TJLP LIMIT 6%
Bank – BNDES	5,443	172,343	177,786	-	102,181	102,181	OWN FUNDS	2013	and TJLP reduced by 6%
Other	2,348	24,910	27,258	2,285	25,528	27,813		2009/2011	12% / CDI	UPR
Accrued interest and financial charges	76,950	-	76,950	51,942	-	51,942				-

	546,700	3,823,059	4,369,759	713,700	3,537,875	4,251,575				-

In foreign currency:
Eurobonds: US$ 500,000 thousand in 2004
and 2003	729,960	597,240	1,327,200	-	1,444,600	1,444,600		2005/2008	10% and 12%	US$
Interamerican Development Bank (IDB):
US$ 457,799 thousand (2003-US$ 449,155										Currency basket
thousand)	104,048	1,111,133	1,215,181	110,199	1,187,499	1,297,698	FEDERAL GOV.	2007/2025	3.00 to 7.70%	var. +US$
International Bank for Reconstruction and
Development - BIRD (World Bank):
US$11,754 thousand (2003-US$29,849										Currency basket
thousand)	12,480	18,720	31,200	53,789	32,452	86,241	FEDERAL GOV.	2007	4.62%	var. +US$
Deutsche Bank Luxembourg: US$ 20,000
thousand
(2003-US$40,000 thousand)	53,088	-	53,088	57,784	57,784	115,568		2005	11.125%	US$
Société Générale: € 1,932 thousand (2003-€
2,746 thousand)	3,303	3,691	6,994	2,971	7,055	10,026	FEDERAL GOV.	2006	4.99%	EUR
Accrued interest and financial charges	47,231	-	47,231	58,555	-	58,555

Subtotal	950,110	1,730,784	2,680,894	283,298	2,729,390	3,012,688

Total loans and financing	1,496,810	5,553,843	7,050,653	996,998	6,267,265	7,264,263

Exchange rate at December 31, 2004: US$ 2.6544; EUR 3.61949
On December 31, 2004 the Company did not record any balances of short-term loans and financing.

(a) Banco do Brasil

In March 1994, existing loan agreements with Caixa Econômica Federal were refinanced and the loan rights were transferred by that financial institution to the Federal Government, with Banco do Brasil acting as an agent. Under the terms of the agreement signed with the Federal Government, charges and payments are made on the “Price” amortization system, indexed monthly to the Standard Reference Unit (UPR), which is equal to the Government’s benchmark Interest Rate (TR), plus interest 8.5% per year. Interest and principal are payable monthly, with final maturity in 2014. This financing is guaranteed by the State of São Paulo Government’s revenue and by the Company’s own revenues.

(b) Debentures

(i) 3rd Issue

In March, 1999, the Company made a public placement of 413,094 non-convertible debentures in an aggregate amount of R$ 413,094, with original maturity in November 2002. These debentures had an effective interest cost for the Company of CDI + 2.85% in the years ended December 31, 2004 and 2003. In September 2004, the Company redeemed the 3rd issue of debentures out of funds obtained from the 6th issue.

(ii) 4th Issue

On April 01, 2001 the Company made a public placement of 30,000 non-convertible, registered, book-entry type, single series, non-renegotiable debentures, at the unit value of R$ 10, in an aggregate amount of R$ 300,000. The placement of these debentures in the local market occurred through an auction held on June 8, 2001.

The amortization shall be made in 12 quarterly installments, beginning on March 15, 2004, with final scheduled redemption date on December 15, 2006.

These debentures bear interest at the daily interbank deposit rate (DI), as calculated and disclosed by the CETIP (Securities Custody and Financial Settlement Agency), plus 1.20% per annum spread. Interest is paid quarterly, having begun on June 15, 2001.

Funds raised from the issue were used for settling debts becoming payable in the funding year.

In 2004, accrued interest was R$ 42,472 (2003 – R$ 68,297). The outstanding balance payable, in the amount of R$ 1,670, is recorded under “Loans and financing” in the current liabilities.

(iii) 5th Issue

On April 1, 2002 the Company made a public placement for the 5th issue of simple, book-entry, registered, unsecured, non-convertible debentures, with face value of R$ 10. The value of the 2nd Issue is monthly changed, due to its type, in conformity with the indenture.

Funds raised from the issue were used for settling debts during fiscal year 2002.

40,000 debentures were issued, distributed in two series, as follows:

	1st Series	2nd Series
Placement date	05/16/2002	05/16/2002
Number	31,372	8,628
Face value of Issue	R$ 313,720	R$ 86,280
Original yield	CDI + 1.85% per year	IGP-M + 13.25% per year
Interest payments	Quarterly, except for last	Annual, except for last
	installment on 03/01/2007	installment in 03/01/2007
	3 installments on 04/01/2005,	3 installments on 04/01/2005,
Amortization	04/01/2006 and 03/01/2007	04/01/2006 and 03/01/2007

In October 2003, the interest rates for the two series were renegotiated, whereby the rate for the 1st Series was changed from CDI + 1.85% per year to CDI + 2% per year, and for the 2nd Series was changed from IGPM + 13.25% per year to IGPM + 12.70% per year, in effect until 03/31/2005. A new renegotiation will be carried on 04/01/2005.

As a result of the renegotiation, the Company repurchased 4,714 debentures in the amount of R$ 55,477, which were held in treasury until December 2003, when they were replaced for R$ 57,499.

In 2004, accrued interest was R$ 54,376 (2003 – R$73,653) relating to the 1st Series, paid on a quarterly basis, and R$ 16,641 (2003 – R$ 15,993) relating to the 2nd Series, paid on an annual basis. The remaining balances of R$ 13,893 (2003 – R$ 15,257) for the 1st Series and R$ 12,328 (2003 – R$ 11,403) fpr the 2nd Series are recorded under “Loans and financing”, in current liabilities.

(iv) 6th Issue

On September 17, 2004, the Company registered with the CVM a securities program by which it shall be able to offer debt securities, including non-convertible debentures and commercial papers, up to a total amount of R$1,500,000 throughout the next two years. As part of such program, on September 1, 2004 the Company issued 600,000 debentures, distributed in three series, without renegotiation, with face value of R$1, totaling R$600,000. The date of the financial settlement of the transaction was September 21, 2004 for the 1st series, and September 22, 2004, for the 2nd and 3rd series.

The debentures were placed on the market as follows:

				Interest		Maturity
	Amount	Adjustment	Interest	payment	Amortization	date

1st Series	231,813	-	CDI+1.75% p.a.	Semiannual	Single payment	Sep/2007
2nd Series	188,267	IGP-M	11%	Annual	Single payment	Sep/2009
3rd Series	179,920	IGP-M	11%	Annual	Single payment	Sep/2010

The raised amount was used for final settlement of the 3rd Issue of debentures and promissory notes issued in June 2004, in the amount of R$ 130,000.

Accrued interest in 2004 was R$ 13,484 relating to the 1st Series, paid on a semiannual basis starting March 2005; R$ 6,757 relating to the 2nd Series and R$ 6,457 relating to the 3rd Series, which will be paid annually, beginning September 2005. Such amounts are recorded under “Loans and Financing” in current liabilities.

Financial covenants applicable only to the 6th issue

  Adjusted current ratio over 1.0; current assets divided by current liabilities, excluding from the current liabilities the current portion of long-term debts of the Company.
  EBITDA/Financial Expenses equal to or less than 1.5.

  Noncompliance with these obligations will not be evidenced unless if recorded in quarterly financial statements, for at least two consecutive quarters, or for two non-consecutive quarters within a period of twelve months.
(c) Caixa Econômica Federal

Pro-Sanitation Program

(i) Water and sewage

During 1996 through 1998, the Company entered into several loan agreements under the Federal Government Pro-Sanitation Program, with a view to expanding and improving the water supply and sewage systems of several municipalities of the State of São Paulo and of the City of São Paulo. The loans are collateralized by collections of the daily billings from water supply and sewage services up to the total amount of the debt.

Agreements were signed in the amount of R$ 479,519 in 2004 and 2003, with no disbursements having occurred in this period in connection with said agreements.

Contractually established repayment terms range from 120 to 180 months, from the date the related projects become operational.

The balance at December 31, 2004 is R$ 480,389 (2003 – R$ 505,278). In addition, amounts available from these loans, in the grace period, are R$ 496,368, including agreements signed in 2003 and 2004.

Contract charges are as follows:

Contract signed in:

	1996	1997	1998

Interest rates	9.5% p.a.	6.5% to 8.0% p.a.	6.5% to 8.0% p.a.
In the grace period:
Risk fee	1.0% on disbursed amount	1.0% on disbursed amount	0.6% p.a. on amount
Management fee	0.12% p.m. on contract value	2.0% p.a. on contract value	2.0% p.a. on contract value

In the operational stage:
Management fee	Difference between calculation of installment at the rate of 10.5% p.a. less rate of 9.5% 10.5% p.a. less rate of 9.5% p.a.	1.0% p.a. on outstanding balance	1,0% p.a. on outstanding balance

(ii) Pro-sanitation Program - “Pró-Sanear”

In 1997 and 1998 contracts were signed under the Pro-Sanitation – “Pró-Sanear” program for the improvement of water and sewage services in several municipalities of the Metropolitan Region of São Paulo, with the participation of the communities receiving the services. The loans are collateralized by collections of the billings from water supply and sewage services up to the total amount of the debt. Contractually established repayment terms are 180 months from the date the related projects become operational. Outstanding loan balances under this program were R$ 17,591 at December 31, 2004 (2003 – R$ 17,419). The amount available for use from these loans, for the projects already in progress, is R$ 27,518.

Applicable financial charges:

Interest rate – 5.0% p.a.

Management fee (Grace period) – 2.0% p.a. on outstanding balance
Management fee (amortization stage) – 1.0% p.a. on outstanding balance
Risk fee (grace period) – 1.0% on disbursement Financial covenants:

•

The loans under the Pro-Sanitation program are subject to the Company meeting certain financial and operating covenants (including operating margin, personnel expense margin, and revenue versus collection index, as defined). Such indexes, based on the previous 2 years, are semiannually projected for the next 2 years.

(d) BNDES

Agreement 01.2.619.3.1 – Executed in August 2002, in the total amount of up to R$60,000, to partially finance the second stage of the Tietê River Clean-up Project, object also of loan agreement No. 1212/OC – BR with the Interamerican Development Bank (IDB). The related project is in the execution stage, aggregate borrowings under these agreements in 2004 were R$ 17,719, and the outstanding balance at December 31, 2004 was R$ 44,446 (2003 – R$ 25,545).

Onlending agreement 10/669.748 -6, in the total amount of R$ 180,000, distributed among the financial agents as follows:

Agent	Amount

Unibanco – União de Bancos Brasileiros S.A.	60,000
Banco BBA Creditanstalt S.A.	51,000
Banco Alfa de Investimento S.A.	39,000
Banco Itaú S.A.	30,000

Total	180,000

The related project is in the execution stage, aggregate borrowings under the agreements were R$ 53,162 at December 31, 2004, and the outstanding balance R$ 133,340 (R$ 76,636 in 2003). The onlending agreement funds are passed on from BNDES to the agents, and by the agents to the Company. The onlending agreement has the same purpose as the agreement entered into between BNDES and the Company, and the charges and amortization terms are equal for both, namely:

Interest – Long Term Interest Rate (“TJLP”) limited to 6.0% p.a., plus a spread of 3.0% per annum, payable quarterly during the grace period and monthly in the repayment period.

The portion of the TJLP in excess of 6.0% p.a. is added to the outstanding principal balance.

Amortization – Principal is payable in 84 monthly installments beginning in September,2005, with final maturity in February 2013.

The agreements are collateralized by part of the revenue from water and sewage services.

Financial covenants:
  Adjusted current ratio: over 1.0;
  Ratio of EBITDA to operating revenue: equal or higher than 38%;
  Ratio of connections (water and sewage) to employees: equal or higher than 520;
  Ratio of EBITDA to debt service: equal or higher than 1.5;
  Ratio of shareholders’ equity to total liabilities: equal or higher than 0.8.

(e) Eurobonds

(i) In July 1997, the Company issued US$ 275 million 10% Notes, due 2005. Interest on the loans is payable semiannually with final maturity in July 2005. “UBS – Securities LLC” acted as lead arranger and “Deutsche Morgan Grenfell” and “BB Securities” as co-lead arrangers. These funds were intended for advanced settlement of the 2 nd issue of debentures.

(ii) In June 2003, the Company issued US$ 225 million 12% Notes due 2008. Interest is payable semiannually with final maturity in June 2008. “The Bank of New York” acted as lead arranger and “The Bank of Tokyo Mitsubishi Ltd.” as principal paying agent. These funds were used for final settlement of the Eurobonds issue of US$ 200,000 thousand matured in July 2003.

Covenants (In the constant currency method):
  No incurrence of additional indebtedness if the debt/adjusted capitalization (*) ratio is greater than 0.42;
  Debt Service Coverage Ratio cannot be less than 2.5 (adjusted EBITDA(**)/financial expenses);
  Loans to controlling shareholder must be limited to the respective amount of accounts receivable.

(f) Inter-American Development Bank (IDB)

Agreement 229 – In June 1987, the Company signed a loan agreement with the IDB for US$ 163 million to finance improvements and expansion of the sewage systems in the São Paulo Metropolitan Region. Semiannual principal repayments began in January,1994, with final maturity in July 2007. The loan bears interest of 7.7% per annum. A guarantee agreement between the Federative Republic of Brazil and the IDB was executed in June 1987, to warrant the provision of funds to meet the obligations set forth in the financing agreement. The outstanding balance of such agreement on December 31, 2004 was US$ 41,223 thousand, R$ 109,421 (2003 – R$ 154,675).

Agreement 713 – In December 1992, the Company signed a loan agreement with the IDB for US$ 400 million to finance the Tietê River Clean-up Project – Stage I. Semiannual principal repayments began in June 1999, with final maturity in December 2017. The loan bears interest at variable rate based on the cost of funding to the IDB. A guarantee agreement between the Federative Republic of Brazil and the IDB was executed in December 1992 to warrant the provision of funds to meet the obligations set forth in the financing agreement. The outstanding balance of such agreement at December 31, 2004 was US$ 294,834 thousand, R$ 782,609 (2003 – R$ 889,075).

Agreement 896 – In December 1992, the Company signed an additional loan agreement with the IDB for US$ 50 million for the Tietê River Clean-up Project – Stage I. This loan bears interest at 3.0% per annum. Semiannual principal repayments began in June 1999, with final maturity in December 2106. A guarantee agreement between the Federative Republic of Brazil and the IDB was executed in December 1992, to warrant the provision of funds to meet the obligations set forth in the financing agreement. The outstanding balance of such agreement at December 31, 2004 was US$ 33,333 thousand, R$ 88,480 (2003 – R$ 104,332).

Agreement 1.212 – In July 2000, the Company signed a loan agreement with the IDB for US$ 200 million to finance the Tietê River Clean-up Project – Stage II. The related project is in the execution stage, and aggregate borrowings under such agreement in 2004 are US$ 36,623 thousand and the balance available is US$ 111,592 thousand.

The loan will be repaid in semiannual installments, beginning six months after the final drawdown date and ending in July 2025. The loan bears interest semiannually, on the daily outstanding balance, at the annual rate determined in accordance with the costs of loans borrowed by the bank in the prior six-month period, plus a spread, being variable for each six-month period. The outstanding balance of such agreement at December 31, 2004 was US$ 88,409 thousand, R$ 234,671 (2003 – R$ 149,616).

Financial covenants
  Agreement 229 – Long-term debt must not exceed 1.5 times the shareholders’ equity.
  Agreements 713, 896 and 1212 – Tariffs must: a) produce enough revenue to cover the system operating expenses, including those related to management, operation, maintenance and depreciation; b) ensure profitability on property, plant and equipment of not less than 7%. During the performance of the project the outstanding balances of short-term loans must not exceed 8.5% of the Company’s shareholders’ equity.

(g) International Bank for Reconstruction and Development – BIRD (World Bank)

Agreement 3.102 – In February 1990, the Company signed a loan agreement with the World Bank for US$ 280 million to finance improvements in the Company’s operating efficiency. Principal repayments began in September 1994, with an annual interest rate of 0.5% above the cost of funding during the six-month period, and final maturity in March 2004, when the last installment was paid.

Agreement 3.504 – In March 1993, the Company signed an agreement with the State Government for the transfer of the funds received by the State Government from the World Bank in December 1992. The proceeds from this loan were designated to finance the environmental clean-up of the Guarapiranga Basin. In December 1992, a guarantee agreement was executed between the Federative Republic of Brazil and the BIRD, to warrant the provision of funds to meet the obligations set forth in the financing agreement. Semiannual principal repayments began in October 1997, with final maturity in April 2007. The loan bears interest at 0.5% above the World Bank cost of funding. The outstanding balance was US$ 11,754 thousand, R$ 31,200 at December 31, 2004 (2003 – R$ 45,433).

(h) Syndicated loans

Deutsche Bank Luxembourg

In October 2000, the Company signed a loan agreement for US$ 100,000 thousand having the Deutsche Trust Bank Limited as paying agent and the Brazilian American Merchant Bank as arranger, for the purpose of refinancing own financial obligations. The loan bears interest at 11.125% per year, and is repaid in 10 semiannual installments, comprising principal and interest for the period, with final maturity in October 2005. Two installments were paid in 2004, totaling US$ 20,000 thousand, plus interest for the period.

Covenants (In constant purchasing power currency)

  No incurrence of additional indebtedness if debt/adjusted capitalization (*) ratio is greater than 0.42;
  If the Debt Service Coverage Ratio is less than 2.5 (adjusted EBITDA(**)/financial expenses);
  Loans to controlling shareholder must be limited to the respective amount of accounts receivable.

(*) Adjusted capitalization excludes from the Shareholders’ Equity overdue accounts receivable, both from the State of São Paulo Government and from self-operated wholesale water distribution companies

(**) Adjusted EBITDA is calculated by excluding unpaid sales of water and sewage services to the State of São Paulo Government and unpaid sales of water on a wholesae basis to self-operated systems in the Metropolitan Region of São Paulo – RMSP (non-accounting information).

(i) Financial Covenants

All the financial covenants have been met and, therefore, the outstanding balances of loans and financing are duly classified between short- and long-term, in conformity with the relevant agreements.

(j) Japan Bank for International Cooperation (“JBIC”)

On August 6, 2004, the Company signed a financing agreement with the JBIC – Japan Bank for International Cooperation, guaranteed by the Federal Government, in the amount of 21,320 million Japanese Yens, equivalent to approximately R$ 588,000, which is intended for the Environment Recovery Program for the Metropolitan Region of Santos Coastal Area, an enterprise worth 39,221 million Japanese Yens, equivalent to approximately R$ 1,081,000, the Company’s investment is 17,901 million Japanese Yens, equivalent to approximately R$ 493,000. The total term of the financing agreement is 25 years, with 18 years for amortization and 7 years of grace period. Interest will be paid semiannually at the rate of 2.5% p.a. for the sewage network and 1.8% p.a. for sewage treatment facilities.

(k) Maturity dates of loans and financing

	2005	2006	2007	2008	2009	2010	2011 onward	Total

In domestic currency	546,700	506,727	659,985	300,868	516,637	533,450	1,305,392	4,369,759
In foreign currency	950,110	130,886	120,954	675,481	78,241	78,241	646,981	2,680,894

Total	1,496,810	637,613	780,939	976,349	594,878	611,691	1,952,373	7,050,653

(l) Short-term debt structuring

One of the main objectives of the Company is to reduce its foreign currency debt exposure, seeking to minimize costs and volatility over its results.

The Company is already seeking alternatives for refinancing loans maturing in 2005, aiming at a balance between local and foreign currency debts. Additionally, other financial obligations payable in 2005 will be paid with own funds.

The amortization of installments relating to the 4th issue of debentures, payable in March and June 2005, in the amount of R$ 50 million, and the amortization of installments relating to the 5th issue of debentures, payable in April 2005, in the amount of approximately R$ 150 million, shall be settled with own funds raised from the 7th issue of debentures (note 23).

10. DEFERRED TAXES

(a) Balance sheet and statement of income balances
	2004	2003

In current assets (i)
Deferred income tax	5,625	2,849
Deferred social contribution tax	24,590	26,835

	30,215	29,684
In long-term assets (ii)
Deferred income tax	172,653	133,354
Deferred social contribution tax	84,618	89,450

	257,271	222,804

(continued)	2004	2003

In current liabilities (iii)
Deferred PASEP	22,217	15,850
Deferred COFINS	49,685	29,652

	71,902	45,502
In long-term liabilities (iv)
Deferred income tax	69,731	63,751
Deferred social contribution tax	20,593	18,440
Deferred PASEP	12,539	13,812
Deferred COFINS	27,192	25,114

	130,055	121,117
In income
For the year
Income tax	(198,030)	(168,083)
Deferred income tax	22,792	(7,588)

	(175,238)	(175,671)
For the year
Social contribution	(52,579)	(48,006)
Deferred social contribution tax	(14,020)	(18,959)

	(66,599)	(66,965)

(i) In current assents

Mainly calculated on temporary differences in the amount of R$ 22,501 (2003 – R$ 11,395). The tax loss carryforwards at December 31, 2004 is R$250,719 (2003 –R$286,776).

(ii) In long-term assets

Mainly calculated on temporary differences in the amount of R$ 690,613 (2003 – R$ 533,417) for income tax and R$ 705,969 (2003 – R$ 545,340) for social contribution tax.

The Company has filed a lawsuit in court seeking authorization to fully deduct the tax loss carryforwards, without being subject to the 30% limit provided for in Law No. 8981/95; however, the amount deducted in the period met the limit set by law. Tax loss carryforwards as of December 31, 2004 is R$ 234,231 (2003 – R$ 448,548).

In conformity with CVM Resolution No. 273/98 and CVM Instruction No. 371/02, the realization of credits arising out of tax loss carryforwards and temporary differences is based on budget projections estimated to occur until the end of fiscal year 2006, as follows:

Year	Realization - %

2005	51.7
2006	48.3

Total	100.0

(iii) In current liabilities

Substantially calculated on amounts invoiced to government agencies, with taxation occurring at the time of receipt of the invoices.

(iv) In long-term liabilities

-Income and social contribution taxes

Substantially calculated based on temporary differences in the amount of R$ 278,923 (2003 – R$ 255,003) relating to income tax and R$ 228,817 (2003 – R$ 204,897) relating to social contribution tax.

- PASEP and COFINS

Substantially calculated on amounts invoiced to government agencies, with taxation occurring at the time of acknowledgment of the invoices.

(b) Composition of balances of deferred taxes

	2004	2003

Current assets:
Provision for contingencies	7,650	3,874
Tax loss carryforwards	22,565	25,810

	30,215	29,684

Long-term assets:
Provision for contingencies and social security charges	228,929	172,499
Tax loss carryforwards	21,081	40,369
Other temporary differences	7,261	9,936

	257,271	222,804

Total deferred tax assets	287,486	252,488

Current liabilities:
Deferred taxes on revenue from governmental agencies	71,902	45,502

Long-term liabilities:
Profit - government agencies	90,324	82,191
Deferred taxes on revenue from governmental agencies	39,731	38,926

	130,055	121,117

Total deferred tax liabilities	201,957	166,619

(c) Reconciliation of the effective tax rate

The income and social contribution tax expense in the financial statements is reconciled to the statutory rates, as shown below:

			2004	2003

Income before taxes on income			789,987	1,111,078
Statutory rate			34%	34%

Tax expense at statutory rate			(268,596)	(377,767)
Permanent differences
Realization of revaluation reserve			(35,530)	(45,643)
Interest on shareholders’ equity			51,998	171,390
Other differences			10,291	9,384

Income and social contribution taxes			(241,837)	(242,636)

Current			(250,609)	(216,089)
Deferred			8,772	(26,547)
Effective rate			31%	22%

11. TAXES PAYABLE
		Current		Long-term

	2004	2003	2004	2003

Income tax	21,162	4,396	-	-
Social contribution tax	7,080	-	-	-
COFINS and PASEP	29,232	23,428	-	-
PAES	36,311	33,201	272,338	282,214
INSS (social security
contribution)	15,531	15,055	-	-
Other	5,803	8,408	-	-

Total	115,119	84,488	272,338	282,214

The Company applied for enrollment in the Special Tax Debt Refinancing Program (PAES) on July 15, 2003 in accordance with Law No. 10,684 of May 30, 2003, in which the Company included certain tax liabilities related to COFINS and PASEP, which had previously been the subject of a legal action by the Company challenging the application of Law No. 9718/98, and consolidated the previously outstanding balance of tax liabilities included under the previous Tax Recovery Program (REFIS). The total amount of tax liabilities included in the PAES was R$ 316,953, as follows:

Tax	Principal	Fine	Interest	Total

COFINS	132,499	13,250	50,994	196,743
PASEP	5,001	509	2,061	7,571
REFIS	112,639	-	-	112,639

Total	250,139	13,759	53,055	316,953

The obligation will be paid in 120 months. After enrolling in the PAES program, the Company paid R$ 34,894 and R$ 16,224 during the years ended December 31, 2004 and 2003, respectively. Financial charges in the amount of R$ 28,128 were recorded for the year ended December 31, 2004 and R$ 14,686 in 2003. Assets pledged as guarantee under the previous REFIS Program in the amount of R$ 249,034, continue to secure amounts under the PAES Program.

12. PENSION AND HEALTH BENEFIT PLANS

(a) Health benefit plan

Managed by Fundação Sabesp de Seguridade Social – SABESPREV, the plan is comprised of free-election health benefit plans, funded by contributions from the sponsor and the participating employees, which were the following in the year:

Company: average of 6.89% (2003 – 6.21%) of the payroll;

Participating employees: 3.21% of base salary and bonus, corresponding to 2.25% of the gross payroll, on average.

(b) Pension benefits

Managed by Fundação Sabesp de Seguridade Social – SABESPREV, the defined benefit pension plan is supported by monthly contributions as follows: 2.10% from the Company and 2.19% from the participating employees. In order to meet the provisions of CVM Resolution No. 371, of December 13, 2000, below is a description of the amounts of pension and retirement benefits paid and payable, to which the employees will be entitled after their service time.

Based on independent actuarial reports at December 31, 2004, calculated in conformity with the Projected Unit Credit Method, the Company had a net actuarial liability of R$ 328,605 (R$ 305,184 in 2003), representing the difference between the present value of the Company’s benefit obligations to the participating employees, retired employees, and pensioners, and the fair value of the related assets, as shown below:

(i) Reconciliation of assets and liabilities	2004	2003

Present value of benefit obligations	(760,015)	(774,126)
Fair value of plan assets	584,702	482,881
Unrecognized gains	(153,292)	(13,939)

Total pension liabilities	(328,605)	(305,184)

(ii) Expenses recognized in the statement of income		2004

Current service cost		11,960
Interest cost		93,991
Expected return on plan assets		(58,478)
Employee contribution		(13,754)
Amortization of past service cost		53,215

Total		86,934

(iii) Changes in net actuarial liabilities

Present value of net actuarial liability on December 31, 2003		(145,540)
Current service cost		(11,960)
Interest cost		(93,991)
Expected return on plan assets		58,478
Employee contributions		13,754
Amortization of past service cost		(53,215)

		(232,474)

Actual contributions by the Company in 2004		10,298

Present value of net actuarial liability in December 2004		(222,176)

(iv) Reconciliation of changes in the fair value of plan assets

Fair value of plan assets at December 31, 2003	482,881
Actual return on plan assets	104,015
Actual contributions in 2004	24,322
Benefits paid in 2004	(26,516)

Fair value of plan assets at December 31, 2004	584,702

(v) Reconciliation of changes in the present value of liabilities

Present value of liabilities at December 31, 2003	774,126
Current service cost	11,960
Interest cost	93,991
Benefits paid in 2004	(26,516)
Loss on the present value of liabilities	(93,546)

Present value of liabilities on December 31, 2004	760,015

(vi) Estimated expenses	2005

Current service cost	9,889
Interest cost	91,886
Expected return on plan assets	(70,221)
Gain amortization	(5,312)
Employee contributions	(13,752)
Amortization of past service cost	53,215

Total	65,705

(vii) Actuarial assumptions

Several statistical and other factors that attempt to project future events are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets and the rate of future salary increases as determined by the Company, within certain internal guidelines. In addition, the actuary also uses subjective factors such as termination, turnover and mortality rates to estimate these factors. The actuarial assumptions used by the Company are reviewed on a regular basis and may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower termination/withdrawal rates or longer or shorter life spans of participants. Such differences may result in a significant impact on the amount of pension expense recorded by the Company.

The assumptions used for the actuarial valuation were as follows:

Economic assumptions	2004	2003

Discount rate	12.32% p.a.	12.32% p.a.
Expected rate of return on plan assets	12.06% p.a.	12.06% p.a.
Future salary increases	6.08% p.a.	6.08% p.a.
Increase in social security benefits and limits	4.00% p.a.	4.00% p.a.
Capacity factor
- Salaries	98%	98%
- Benefits	98%	98%

Demographic assumptions for 2004 and 2003
Mortality table	Adjusted IBGE
Disabled mortality table	RRB 1944
Disability entry table	Modified RRB 1944
Turnover table	Prudential
Retirement age	First age with entitlement to one of the benefits
% of active participants married at time of retirement	95%
Age difference between the participants and their spouses	Wives are 4 years younger than husbands

Number of active participants at December 31, 2004 – 16,673 (17,178 in 2003)
Number of inactive participants at December 31, 2004 – 4,908 (4,397 in 2003)

The valuation of SABESPREV costing plan is made by an independent actuary, based on other assumptions than those adopted for purposes of calculating benefits to employees, as set forth in CVM Resolution No. 371. SABESPREV’s technical deficit at December 31, 2004 is R$ 357,378 (2003 – R$ 482,414). Calculation is substantially different as for the actuarial method in calculating risk benefits before retirement, with sharing to SABESPREV and capitalization for the purpose of meeting CVM Resolution No. 371. Another significant difference is the discount rate of 6% for SABESPREV and 12.32% nominal rate for CVM Resolution No. 371, resulting from the combination of a long-term inflation rate of 4% per year and actual interest rate of 8%.

The Sponsor and SABESPREV made efforts in 2004 with a view to find a solution for the Technical Deficit, by introducing changes to the current plan. Presently, this process is under examination by the Sponsor, which is expected to provide a solution in 2005.

As permitted by CVM Resolution No. 371, the Company has chosen to recognize, beginning 2002, over a period of five years, the actuarial liability of the pension plan of its employees as of December 31, 2001, in the amount of R$ 266,074.

The amount of past service cost must be recorded as “Extraordinary Item”, net of taxes, in the statement of income for the year as follows:

	2004	2003

Extraordinary item	53,215	53,215
Deferred income and social contribution taxes	(18,093)	(18,093)

Net extraordinary item	35,122	35,122

Liabilities on December 31, 2001		266,074
Extraordinary item recorded for the period from 2002 to 2004		(159,644)

Balance to be recorded		106,430

13. EMPLOYEE PROFIT SHARING

As a result of negotiations held by the Company with entities representing the employees, a Profit Sharing Program was implemented for the period from July 2004 to June 2005, with the payment of an amount corresponding to up to one month’s payroll, depending on achievement of targets.

In December 2004, the Company paid in advance 20,717, equivalent to 50% of one month’s payroll; the remainder, if applicable, is estimated to be paid at the end of August 2005.

14. PROVISIONS FOR CONTINGENCES

(a) Provisions for contingencies

The Company is party to a number of legal proceedings arising in the normal course of business, involving civil, labor, environmental, tax and other matters. The Company has accrued amounts necessary to cover estimated probable losses in case of an unfavorable outcome. As of December 31, these provisions are as follows:

	2004	2003

Disputed taxes – Finsocial (i)	7,872	7,872
Customer claims (ii)	219,042	181,167
Contractor claims (iii)	174,354	157,832
Civil claims (iv)	34,590	20,031
Labor claims (v)	25,854	24,195
Environmental claims (vi)	17,884	4,412
Other claims	11,008	8,328

Total provision for contingencies	490,604	403,837

Current portion	30,373	19,266
Long term portion	460,231	384,571

(b) Lawsuits with possible risk of loss

In 2004, new lawsuits were filed by customers in the estimated amount of R$ 75 million, with monetary adjustment, interest and attorney’s fees in the approximate amount of R$ 187 million.

In relation to suppliers, new actions were filed in the approximate amount of R$ 75 million, with monetary adjustment to the lawsuits in course of approximately R$ 58 million.

Following are lawsuits in course against the Company at administrative and judicial levels, in different courts, for which legal counsel has assessed the likelihood of loss as possible and therefore, no provision has been recorded based on this legal counsel’s assessment:

	2004	2003

Customers (ii)	594,200	331,250
Contractors (iii)	178,300	44,750
Civil (iv)	148,500	76,000
Labor (v)	9,600	6,000
Environmental (vi)	200,300	420
Other claims	15,900	1,280

Total	1,146,800	459,700

(i) Disputed taxes – Finsocial

In July 1991, the Company filed an Annulment and Declaratory Action (No. 91.0663460 -5), seeking FINSOCIAL debts to be declared null and void and the Company’s liability to contribute to FINSOCIAL to be extinguished. Deposits were made in court, at the 2% rate, referring to the period from April 1991 until April 1992. On August 30, 2004, the Company was authorized to withdraw 75% of these deposits. The remaining 25% of the amount, corresponding to the rate of 0.5%, was held as escrow deposit and a provision was posted for such purpose. Upon the ruling by the Federal Supreme Court – STF that the FINSOCIAL tax was applicable to the gross revenue of service providers, which in the understanding of our legal counsel has effects over the discussion on the merit by the Company, the Company settled the amount of R$ 57,016 on July 26, 2002, corresponding to 1.5% of the total amount due, and requested the conversion into income, to the benefit of the Federal Revenue Service, of the total amount deposited in court, thus terminating lawsuit No. 91.0663460 -5, which is now in the formalization stage.

(ii) Customer claims

Customer claims refer to actions filed by the Company’s customers claiming tariff parity and, consequently, the refund of amounts imposed and charged by the Company. The Company has obtained final decisions, both favorable and unfavorable, in the lower and appellate courts, and has recorded provisions for cases with probable risk of loss.

(iii) Contractor claims

Certain construction service contractors have filed claims in court against the Company alleging underpayment of inflation indexation adjustments, withholding of amounts relating to the effects of the Real Plan and economic-financial unbalance of the contract. These lawsuits are in progress in lower and appellate courts, and provisions are recorded for cases with probable chance of loss.

(iv) Civil claims

Civil claims refer to indemnities for material damages, pain and suffering and loss of profits caused to third parties and which were brought before lower and appellate courts. Provisions have been recorded for cases with probable chance of loss.

In November 2004, the Company filed a petition of writ of mandamus against the assessment and collection, by the Local Government of Bragança Paulista, of a fee for use of streets for implementation and passage of urban equipment intended for providing urban infrastructure services, seeking to obtain a judgment declaring the unconstitutionality and illegality of the local law that established and enacted the referred fee. On February 16, 2005, the preliminary injunction was granted on the Company’s behalf, suspending liability for the tax credits and for the fee for use of the areas until a final decision on the merit is rendered and ordering the Local Government of Bragança Paulista to suspend and refrain itself from demanding overdue or outstanding amounts allegedly due in conformity with the local law under judgment. Up to this date, the writ of mandamus was pending decision by the trial court.

(v) Labor claims

The Company is party to a number of labor proceedings, such as matters referring to overtime, health hazard premium claims, prior notice, job deviation, salary parity and others. A significant portion of the amounts claimed are under provisional or final execution stage, in several different court levels, and thus are classified as probable loss, and duly provided for.

On January 9, 1990, the Water, Sewage and Environment Workers Union of São Paulo –SINTAEMA filed an action against the Company, alleging that it failed to pay certain benefits, and that it would be liable for the payment of fine to the SINTAEMA under the terms of a collective bargaining agreement in effect at that time. On July 31, 1992, the Labor Court rendered an adverse judgment against the Company, however did not award losses and damages on behalf of the labor union at such time. Presently, the Company is negotiating the amount to be paid with the labor union. In addition, the Company filed a petition for writ of mandamus seeking a relief determining that the labor union is imposing an excessive fine, since it exceeds, by far, the principal amount of the debt. The request has been denied by the trial court and the case is currently pending a definitive judgment from the Superior Labor Court – TST.

(vi) Environmental claims

Environmental claims refer to several administrative proceedings brought by public agencies, including Companhia de Tecnologia de Saneamento Ambiental – CETESB (Environment Sanitation Technology Company), seeking to impose a fine for environmental damages allegedly caused by the Company.

Among other matters involving the State of São Paulo Public Attorney’s Office, the following are worthy of mention: (A) On April 4, 2002, the Company was served process in a public action for damages caused by reason of disposing of sludge from the Company’s water treatment facilities into running water, determining that the Company should cease to dispose of sludge and imposing a daily fine in the amount of R$ 50,000.00 in case the Company did not comply with the provisions in the referred preliminary injunction; however, such injunction was withdrawn. The trial court rendered an affirmative judgment to the Company, against which an appeal has been filed. The Company is presently unable to estimate the extent or amounts involved in connection with the compliance with potential measures it may be required to adopt by virtue of a judgment rendered in this case classified as probable loss; (B) on October 21, 2004, a trial court judgment was rendered in a public action brought by the Office of the Public Prosecutor of the Judicial District of Paraguaçu Paulista against the Company on February 17, 2003, which partially granted the civil public action and sentenced the Company to (i) refrain itself from disposing of “in natura” sewage into any river in the Municipality of Paraguaçu Paulista; (ii) invest in a water and sewage treatment system in this municipality; (iii) pay an indemnity for environmental damages awarded in the amount of R$ 116,934, which was classified as possible risk of loss. The court decision determined, further, that the non-compliance with items (i) and/or (ii) above will subject the Company to the payment of daily fines. The Company filed an appeal against the trial court decision; (C) on February 25, 2003, a request for a preliminary injunction was filed for the Company to immediately refrain itself from disposing of sewage without due treatment, in the municipality of Lutécia, as well as for the purpose of determining that payments for water and sewage services by users thereof be deposited in court until the Company has fulfilled the necessary plan of investments in the water and sewage system of the municipality, in addition to a daily fine in the amount of one thousand (1,000) minimum salaries in case of non-compliance with the award-making decision. After submission of an expert report, the Public Prosecutor Office requested the Company to be sentenced to pay the amount of R$ 82,779. The Company, in consideration of the possibility of a settlement with the Public Prosecutor Office, condemned the area and requested the respective environment licenses.

Other Proceedings related to the Concession

On December 2, 1997, the Municipality of Santos enacted a law expropriating the Company’s water and sewage systems in that municipality. In response, the Company filed a petition for writ of mandamus added by a preliminary injunction against the enactment of the referred law, seeking the annulment thereof. The preliminary injunction was denied by the trial court. Such decision was further reversed by the

State of São Paulo Court of Appeals, which granted the writ of mandamus suspending the effects of the referred law. The trial court judge rendered an affirmative judgment to the Company, against which an appeal was filed by the municipality of Santos. No final decision has been rendered up to this date about the matter by the Court of Appeals. No amount was record on December 31, 2004 and 2003.

The Municipality of Sandovalina brought an action seeking to terminate the concession agreement entered into with the Company and to sentence the Company to pay contractual penalty as well as losses and damages for the supposed losses suffered by the Municipality on account of the absence of sewage treatment and for damages caused to streets. The preliminary injunction for immediate reversal of the treatment of water in the municipality was denied. The Company challenged the case and filed a counterclaim seeking the plaintiff to be sentenced to pay R$ 115 relating to water supply in the period from December 1999 to August 2003, as well as to pay liquidated damages, without prejudice to losses and damages arising out of the Municipality having resumed the services. The Company presently continues to operate the water and sewage systems in the Municipality of Sandovalina and the case is in the discovery stage of the proceeding.

15. SHAREHOLDERS’ EQUITY

(a) Authorized capital

The Company is authorized to increase its capital up to a maximum of R$ 4,100,000, corresponding to 40,000,000,000 registered common shares without par value, upon resolution of the board of directors.

(b) Subscribed and paid-up capital

Subscribed and paid-up capital is represented by 28,479,577,827 registered common shares without par value as follows:

	2004		2003

	Number of		Number of
Shareholders	shares	%	shares	%

São Paulo State Finance
Department	14,313,511,872	50.26	20,376,674,058	71.54
Shares held in custody by Stock
Exchanges	14,138,938,435	49.64	8,073,310,852	28.35

Other	27,127,520	0.10	29,592,917	0.11

	28,479,577,827	100.00	28,479,577,827	100.00

In October 2004, the State of São Paulo Government sold 5.27 billion of its common shares, of which 1.43 billion were sold in Brazil and 3.84 billion were sold as 15.36 million American Depositary Shares (“ADSs”) on the New York Stock Exchange - NYSE.

(c) Distribution of earnings

Shareholders are entitled to a mandatory minimum dividend distribution of 25% of adjusted net income, calculated in conformity with Brazilian Corporate Law.

Calculation of mandatory minimum dividends:

Net income for the year	513,028

(-) Legal reserve 5%	25,651

Net income	487,377

Mandatory minimum dividend	121,844

The Company declared interest on shareholders’ equity for 2004, in lieu of dividends, in the amount of R$ 144,042, net of withholding income tax of R$ 8,893. Interest on shareholders’ equity was calculated in conformity with article 9 of Law No. 9249/95, at the Long-Term Interest Rate (TJLP). This interest was originally recorded in “Financial expenses” for income and social contribution tax purposes and subsequently, for financial statement purposes, was reflected directly in “Shareholders’ equity” in conformity with CVM Resolution No. 207/96.

(d) Capital reserve

Capital reserve comprises of tax incentives and donations from government agencies.

(e) Profit reserve

(i) Allocation of income for the year

	2004	2003

1 – Net income for the year	513,028	833,320

(+) Realization of revaluation reserve	104,500	134,245
(-) Interest on shareholders’ equity	152,935	504,089
(-) Legal reserve 5%	25,651	41,666

Investment reserve	438,942	421,810

2 – Management will propose to transfer the balance of retained earnings in the amount of R$ 438,942 to the Investment Reserve account in order to meet the needs for investments out of own funds, as provided for in the Capital Budget.

(ii) Investment reserve

Investment reserve, specifically of the amount of own funds, for the expansion of the water supply and sewage systems.

16. INSURANCE COVERAGE

Insurance policies held by the Company provide the following coverage, taking into account the risks and nature of the related assets:

Type of insurance	Insured amounts – R$

Engineering risk	633,624
Fire	266,579
General liability – Directors & Officers	80,000
Comprehensive general liability – Construction	3,127
Comprehensive general liability – Operating	1,500

The Company does not carry environmental and loss of profit insurances.

17. FINANCIAL INSTRUMENTS AND RISK

In accordance with CVM Instruction No. 235/95, the Company determined the m arket values of its assets and liabilities based on available information and appropriate valuation methodologies. However, both the interpretation of market data and the selection of valuation methods require considerable judgment and reasonable estimates in order to produce the most adequate realization value. Consequently, the estimates presented do not necessarily indicate the amounts which can be realized in the current market. The use of different market approaches and/or methodologies could have a significant effect on the estimated market values.

Market values and book values of the Company’s financial instruments at December 31, 2004 are as follows:

	Book	Market	Unrealized
	Value	value	gain

Financial investments (i)	55,919	55,919	-
Debentures (ii)	(1,309,412)	(1,364,223)	54,811
Loans and financing (ii)	(5,741,241)	(5,880,397)	139,156

	(6,994,734)	(7,188,701)	193,967

(a) Exchange rate risk

Exchange rate risk is the risk that the Company may incur losses due to exchange rate fluctuations, which could increase the liability balances and related financial expenses of loans and financing denominated in foreign currencies. The Company does not enter into hedge or swap transactions to mitigate foreign currency risk, given the amounts and related costs involved. However, at times, it enters into forward exchange transaction and financial funding transactions in Brazilian reais to mitigate foreign currency exposure.

A significant portion of the Company’s debt is denominated in foreign currency, primarily the US dollar and the Euro, totaling R$ 2,680,894 (note 9). The Company’s net exposure to the exchange rate risk at December 31, 2004 is summarized as follows:

		In thousands

	US$	€

Loans and financing	989,553	1,932

(b) Interest rate risk

Interest rate risk is the risk that the Company may incur losses due to interest rate fluctuations that would increase its financial expenses related to loans and financing. The Company has not entered into hedge agreements to mitigate interest rate risk. The Company does, however, continually monitor market interest rates in order to evaluate the possible need to replace its debt. On December 31, 2004, the Company had loans and financing in the amount of R$ 981,928, at variable interest rates (CDI and TJLP).

Another risk faced by the Company is that adjustments to the Company’s related water and sewage tariff rates are not necessarily correlated with the increases in the interest rates and price-level restatement indices associated with the Company’s debt.

(c) Credit risk

The Company manages credit risk principally by selling to a geographically dispersed customer base, including sales to municipal governments.

(d) Drought weather risk

The atypical meteorological conditions for the past three years resulted in the need to launch institutional campaigns to encourage economical and rational use of water, which has led to a decrease in billed water volumes. At the same time, higher investments were required to mitigate the drought effects on the Company’s water production systems. This drought period has required a reduction in water supply, with a consequent reduction in water volumes billed. In view of the present levels of the reservoirs, no rationing is estimated to occur in 2005.

(e) Valuation of financial instruments

The Company’s main financial instruments of the Company as of December 31, 2004 and the criteria adopted for their valuation are as follows:

(i) Cash and cash equivalents comprise cash on hand, bank accounts, financial investments and forward exchange transactions. The recorded values of these financial instruments approximate their market value.

(ii) Loans and financing and debentures - Market value was determined based on the discounted cash flows, using the interest rate projections available.

18. GROSS REVENUE
	2004	2003

Metropolitan São Paulo	3,456,837	3,268,768
Regional systems	1,185,654	1,038,766

Total	4,642,491	4,307,534

(a) In October 2003, the Company launched a new campaign “Watch the Water Level”, involving advertisements in all media, together with a program consisting of discounts to customers who reduce their water consumption in the period from March to September 2004, by at least 20%, in relation to the average consumption determined by the Company. The Incentive Program for Water Consumption Reduction was implemented in the Metropolitan Region of São Paulo.

The program resulted in a reduction of R$ 74.1 million in the revenue from water and sewage services in the Metropolitan Region of São Paulo during its effective period.

19. OPERATING EXPENSES

	2004	2003

Cost of sales and services:
Accrued payroll and related charges	806,362	791,648
General supplies	84,489	77,250
Treatment supplies	91,450	88,610
Outside services	260,423	207,176
Electric power	396,940	321,323
General expenses	35,044	33,419
Depreciation and amortization	578,672	547,722

	2,253,380	2,067,148

Selling expenses:
Accrued payroll and related charges	138,180	130,978
General supplies	6,028	5,328
Outside services	66,956	82,515
Electric power	802	743
General expenses	46,025	37,924
Depreciation and amortization	2,952	2,421

Bad debt expense, net of recoveries (note 5(c))	241,577	37,625

	502,520	297,534

Administrative expenses:
Accrued payroll and related charges	110,388	110,509
General supplies	3,527	3,424
Outside services	94,825	39,915
Electric power	904	816
General expenses	60,936	58,661
Depreciation and amortization	17,287	14,312
Tax expenses	25,690	26,423

	313,557	254,060

Selling and administrative costs and expenses:
Accrued payroll and related charges	1,054,930	1,033,135
General supplies	94,044	86,002
Treatment supplies	91,450	88,610
Outside services	422,204	329,606
Electric power	398,646	322,882
General expenses	142,005	130,004
Depreciation and amortization	598,911	564,455
Tax expenses	25,690	26,423

Bade debt expense, net of recoveries	241,577	37,625

	3,069,457	2,618,742

Financial expenses:
Interest and other charges on loans and
Financing - local currency	448,955	523,418
Interest and other charges on loans and
Financing - foreign currency	218,900	255,824
Interest on shareholders’ equity (note 15 (c))	152,935	504,089
Interest on shareholders’ equity (reversal)	(152,935)	(504,089)

Other expenses on loans and financing	282	5,801
Income tax on remittances abroad	(23,786)	37,355
Other financial expenses	41,126	58,612

Monetary variations on loans and financing	76,057	144,689

Exchange variations on loans and financing	(179,697)	(540,569)

	2004	2003

Other monetary and foreign exchange variations	21,257	33,268
Provisions	38,483	138,440

Total financial expenses	641,577	656,838

Financial income:
Monetary variations	60,305	203,938
Income from financial investments	23,114	69,958
Interest	57,552	37,450
Other	1	2

Total financial income	140,972	311,348

COFINS and PASEP (taxes on financial income)	(3,101)	(987)

Total financial income	137,871	310,361

Financial expenses (income), net	503,706	346,477

20. OPERATING REVENUE PER SEGMENT

The Company has two identifiable reportable segments: (i) water supply systems; and (ii) sewage collection systems.

			2004

	Water	Sewage
	system	system	Consolidated

Gross revenue from sales and services	2,396,159	1,939,971	4,336,130
Gross sales revenue – wholesale	217,378	-	217,378
Other sales and services	60,931	28,052	88,983

	2,674,468	1,968,023	4,642,491
Taxes on sales and services	(133,494)	(111,925)	(245,419)

Net revenue from sales and services	2,540,974	1,856,098	4,397,072
Cost of sales and services and operating expenses	(2,051,911)	(1,017,546)	(3,069,457)

Income from operations before financial expenses	489,063	838,552	1,327,615

			2003

	Water	Sewage
	system	system	Consolidated

Gross revenue from sales and services	2,190,971	1,756,399	3,947,370
Gross sales revenue – wholesale	262,045	-	262,045
Other sales and services	66,110	32,009	98,119

	2,519,126	1,788,408	4,307,534
Taxes on sales and services	(100,911)	(75,871)	(176,782)

Net revenue from sales and services	2,418,215	1,712,537	4,130,752
Cost of sales and services and operating expenses	(1,729,605)	(889,137)	(2,618,742)

Income from operations before financial expenses	688,610	823,400	1,512,010

21. MANAGEMENT COMPENSATION

Compensation paid by the Company to the members of its board of directors and management totaled R$ 1,838 and R$ 1,478 for the years ended December 31, 2004 and 2003, respectively.

22. COMMITMENTS

(i) Lease

Administrative operating leases and property leases already contracted require the following minimum payments:

2005	7,796
2006	4,135
2007	1,811
2008	141

13,883

Rent expenses for the years ended December 31, 2004 and 2003 were R$ 11,300 and R$ 11,800, respectively.

(ii) Firm-commitment agreements

The Company has entered into long-term firm-commitment agreements with electric power providers. The main contract values of such type of supply are presented below:

2005	168,411
2006	142,332
2007	138,346
2008	144,157
2009	147,796
2010	150,359
2011	156,227
2012	130,556

1,178,184

Electric power expenses for the years ended December 31, 2004 and 2003 were R$ 388,143 and R$ 322,460, respectively.

23. SUBSEQUENT EVENTS

The Company carried out the public distribution of the 7th issue of registered, book-entry type, non-convertible debentures, under the Company’s First Securities Distribution Program.

The distribution was carried out as follows:

	1st Series	2nd Series
Registration with CVM	CVM/SRE/DEB/2005/006	CVM/SER/DEB/2005/007
Amount	200,000	100,000
Issue Date	03/01/2005	03/01/2005
Unit value	R$ 1	R$ 1
Total value	R$ 200,000	R$ 100,000
Interest	DI added by 1.5% p.a.	10.8% p.a.
Monetary adjustment	N/A	IGP-M
Interest payment	semiannual	annual
Amortization	03/01/2009	03/01/2010

The amount raised is intended for payment of installments of the 4th and 5th issue of debentures.

24. STATEMENT OF CASH FLOW

The statement of cash flows reflects the Company’s operating, investing and financing activities derived from accounting records prepared in accordance with the Corporate Law and has been presented in accordance with International Accounting Standards –(IAS) No. 7 - “Cash Flow Statements”.

	2004	2003

Cash flows from operating activities:
Net income	513,028	833,320
Adjustments to reconcile net income to net cash:
Deferred taxes	340	16,617
Offset taxes	(43,096)	-
Provision for contingencies	91,183	(13,468)
Accrued pension obligation	89,906	77,204
Property, plant and equipment received as donations (private
sector)	-	(2,428)
Loss on disposal of property, plant and equipment	34,440	61,654
Loss on write-off of deferred charges	-	984
Gain on disposal of property, plant and equipment	-	(4)
Depreciation and amortization	598,911	564,455
Interest on loans and financing payable	693,684	802,976
Foreign exchange and indexation on loans and financing	(103,640)	(396,147)
Monetary variation on interest on shareholders’ equity	9,794	31,098
Interest and monetary variations on liabilities	28,128	14,686
Interest and monetary variations on assets	(36,000)	-
Bad debt expense	241,577	37,625

	2,118,255	2,028,572
(Increase) decrease in assets:
Customer accounts receivable	(244,047)	61,909
Accounts receivable from shareholder	(166,627)	116,990
Inventories	(7,296)	334
Other assets	(20,273)	71,845
Customer accounts receivable – long term	(169,839)	(172,681)
Accounts receivable from shareholder	(104,977)	(47,789)
Escrow deposits	1,387	5,931
Other assets	(1,753)	(10,150)

	(713,425)	26,389
Increase (decrease) in liabilities:
Accounts payable to suppliers and contractors	(356)	15,323
Accrued payroll and related charges	(28,066)	49,543
Interest on shareholders’ equity payable	(1,865)	(6,685)
Taxes payable	49,735	192,370
Other liabilities	25,811	108,961
Pension fund	(13,270)	-
Provision for contingencies	(4,416)	-
Other liabilities	3,723	8,487

	31,296	367,999

Net cash provided by operating activities:	1,436,126	2,422,960

Cash flows from investment activities:
Purchase of property, plant and equipment	(670,257)	(1,007,260)
Proceeds from the sale of property, plant and equipment	176	7
Increase in deferred charges	(444)	(9,469)

Net cash used in investing activities	(670,525)	(1,016,722)

	2004	2003

Cash flows from financing activities:
Loans and financing – current
Borrowings	130,000	-
Repayments	(133,787)	-
Loans and financing – long-term
Borrowings	780,722	918,623
Repayments	(1,585,496)	(1,937,286)
Payment of interest on shareholders’ equity	(132,496)	(119,521)
Settlement of accounts	-	(401,712)

Net cash used in financing activities	(941,057)	(1,539,896)

Net decrease in cash and cash equivalents	(175,456)	(133,658)
Cash and cash equivalents at beginning of year	281,013	414,671

Cash and cash equivalents at end of year	105,557	281,013

Supplementary cash flow information:
Interest paid on loans and financing	701,261	856,331
Capitalization of interest and financial charges	4,907	(1,559)
Income tax and social contribution paid	129,973	130,731
Property, plant and equipment received as donation and/or paid for
with shares (capital subscription)	14,552	3,664
Cofins and Pasep paid	216,699	154,344

Acquisition related to São Bernardo de Campo (Note 5(b))
Purchase price	415,471
Settlement of customer accounts receivable	(265,432)
Amounts payable (other current liabilities)	-
Amount paid	88,813
Settlement of accounts	(126,814)

25. SUPPLEMENTARY INFORMATION

(a) In the constant currency method

In compliance with CFC (Federal Acccounting Council) Resolution No. 900/01 – Application of the Monetary Adjustment Principle, below is a summary of supplementary information referring to the financial statements and accompanying notes prepared under the constant currency method, considering the variation of the adjustment index.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP
BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003

(In thousands of Brazilian reais-R$)

Assets	2004	2003	Liabilities and Shareholders’ Equity	2004	2003
Current assets			Current liabilities
Cash and cash equivalents	105,557	315,922	Accounts payable to suppliers and contractors	50,799	57,720
Customer accounts receivable, net	946,834	975,546	Loans and financing	1,496,810	1,120,851
Receivable from shareholder	81,334	-	Accrued payroll and related charges	107,228	152,101
Inventories	29,604	25,080	Provisions for contingencies	30,373	21,660
Deferred taxes	30,215	33,372	Interest on shareholders’ equity payable	144,078	272,652
Other current assets	33,288	14,632	Taxes payable	115,119	94,984

	1,226,832	1,364,552	Deferred taxes	71,902	51,154
			Other current liabilities	83,801	175,371

Long-term assets				2,100,110	1,946,493
Customer accounts receivable, net	278,060	208,082
Receivable from shareholder	740,609	736,552	Long-term liabilities
Indemnities receivable	148,794	167,278	Loans and financing	5,553,843	7,045,821
Escrow deposits	16,189	19,759	Taxes payable	272,338	317,272
Deferred taxes	257,271	250,482	Deferred taxes	5,376,444	5,145,471
Other assets	27,976	34,382	Provisions for contingencies	460,231	432,345

	1,468,899	1,416,535	Accrued pension obligation	222,176	163,620
			Other liabilities	92,688	90,459

				11,977,720	13,194,988
Permanent assets			Shareholders’ equity
Investments	6,255	1,813	Paid-in acpital	9,016,492	9,016,492
Property, plant and equipment	31,751,589	32,631,640	Capital reserve	118,605	103,765
Deferred charges	75,142	94,539	Revaluation reserve	6,999,231	7,278,480

	31,832,986	32,727,992	Profit reserves	4,316,559	3,968,861

				20,450,887	20,367,598

Total Assets	34,528,717	35,509,079	Total Liabilities and Shareholders’ Equity	34,528,717	35,509,079

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 and 2003
(Amounts in thousands of Brazilian reais-R$, unless otherwise indicated)

Statements of Income

	2004	2003

GROSS REVENUE FROM SALES AND SERVICES	4,870,511	4,921,933
Taxes on sales and services - COFINS and PASEP	(256,844)	(203,926)

Net revenue from sales and services	4,613,667	4,718,007
Cost of sales and services	(3,135,347)	(3,178,131)

GROSS PROFIT	1,478,320	1,539,876

OPERATING EXPENSES
Selling expenses	(531,429)	(348,495)
Administrative expenses	(348,025)	(309,183)
Financial expenses, net	244,563	257,417

Total operating expenses	(634,891)	(400,261)

INCOME FROM OPERATIONS	843,429	1,139,615

NONOPERATING INCOME (EXPENSES)
Loss on disposal of property, plant and equipment	(92,033)	(163,378)
Other	869	7,228

	(91,164)	(156,150)

INCOME BEFORE TAXES ON INCOME	752,265	983,465
Income tax	(156,251)	(131,531)
Social contribution tax	(59,799)	(51,613)

INCOME BEFORE EXTRAORDINARY ITEMS	536,215	800,321

Extraordinary item, net of income and
social contribution taxes	(37,223)	(40,585)

NET INCOME	498,992	759,736

Earnings per thousand shares in R$	17.52	26.68

This information was prepared in accordance with the following accounting practices:

(i) Adjustment index

The monetary adjustment to permanent assets, shareholders’ equity, statement of income accounts and calculation of gains and losses on monetary items was carried out based on the variation of the Accounting Monetary Unit – UMC, taking as a basis the variation of the General Market Price Index – IGP-M. (12.4% in 2004 and 8.7% in 2003).

(ii) Balance sheet accounts

The amounts relating to monetary assets and liabilities stated “In a constant purchasing power currency” are identical to those presented in accordance with the “Corporate Law”, except for customer accounts receivable, accounts payable to suppliers and contractors, deferred taxes in long-term liabilities, which are adjusted so as to reflect the purchasing power or the realization in currency at values of December 31, 2004, taking as a basis the rate disclosed by the National Association of Investment Banks and Securities Dealers - ANBID.

Permanent assets and shareholders’ equity were adjusted based on the monthly variation of the UMC, updated by the IGP-M up to December 31, 2004.

(iii) Statement of income accounts

All the accounts were adjusted based on the variation of the UMC, starting in the month the transactions were recorded, adjusted by inflation gains and losses on balances at the beginning and end of each month of monetary assets and liabilities, which generated financial or nominal inflation expenses and income that were considered as a reduction of the respective statement of income accounts to which they are linked.

(iv) Deferred taxes

Deferred income and social contribution taxes were calculated at the rate of 15%, plus a 10% surtax, and 9%, respectively, on the surplus amount of the permanent assets resulting from monetary adjustment, in conformity with CVM instructions, as stated in Pronouncement No. 99/006 of the Brazilian Institute of Independent Auditors (IBRACON).

Calculation basis for tax effects on the adjustment to permanent assets:

	2004	2003

Permanent assets (net of land balance)	15,430,555	14,733,256

Income tax – 25%	3,857,639	3,683,314
Social contribution tax – 9%	1,388,750	1,325,993

Total effect on long-term liabilities	5,246,389	5,009,307

Effects in the year
On income	(34,756)	(95,574)
On shareholders’ equity	271,837	192,774

Total effects on shareholders’ equity	237,081	97,200

(v) Conciliation between net income for the year and shareholders’ equity, calculated in accordance with the Corporate Law and in the constant purchasing power currency:

	Net income for the year		Shareholders’ equity

	2004	2003	2004	2003

Pursuant to Corporate Law	513,028	833,320	7,951,588	7,576,943
Monetary adjustment
To permanent assets	2,749,223	4,299,670	17,747,867	17,803,112
To shareholders’ equity	(2,798,986)	(4,468,403)
Adjustment to present value –
net	971	(425)	(2,179)	(3,150)
Reversal (provision) for taxes
Income tax	25,556	70,275	(3,857,639)	(3,683,314)
Social contribution tax	9,200	25,299	(1,388,750)	(1,325,993)

In a constant purchasing power
currency	498,992	759,736	20,450,887	20,367,598

(b) Value-added statement
	2004	%	2003	%

1 – REVENUES
1.1) Sales of goods, products and services	4,642,491		4,307,534
1.2) Writte-off of Receivables / Bad debt expense	(241,577)		(37,625)
1.3) Nonoperating revenue	(32,838)		(54,050)

	4,368,076		4,215,859
2 – INPUTS PURCHASED FROM THIRD PARTIES
2.1) Consumed raw material	91,450		88,610
2.2) Cost of goods and services sold	764,916		629,584
2.3) Supplies, electric power, outside services and other	270,749		220,728

	1,127,115		938,922

3 – GROSS VALUE ADDED (1-2)	3,240,961		3,276,937

4 – DEDUCTIONS (DEPRECIATION/AMORTIZATION)	598,911		564,455

5 – NET VALUE ADDED PRODUCED BY THE ENTITY (3-4)
	2,642,050		2,712,482

6 – AMOUNTS FROM THIRD PARTIES
6.1) Financial income	140,972		311,348

7 – TOTAL VALUE ADDED TO BE DISTRIBUTED (5+6)	2,783,022	100.0	3,023,830	100.0

VALUE ADDED DISTRIBUTION
- Labor Remuneration	989,063	35.5	975,946	32.3
- Government Remuneration	598,051	21.5	580,146	19.2
- Third- Party Capital Remuneration (Interest and Rent, etc)	682,880	24.6	634,418	21.0
- Interest on Shareholders’ Equity	513,028	18.4	833,320	27.5

26. SUMMARY OF DIFFERENCES BETWEEN BR CL AND US GAAP

The Company’s primary financial statements have been prepared in accordance with BR CL which differs significantly from US GAAP as described below:

(a) Inflation accounting methodology and indices

In Brazil, because of highly inflationary conditions which prevailed in the past, a form of inflation accounting had been in use for many years to minimize the impact of the distortions in financial statements caused by inflation. Two methods of inflation accounting were developed: one required under BR CL; and the other known as the Constant Currency Method. The primary difference between BR CL and the Constant Currency Method relates to accounting for the effects of inflation. Under BR CL, inflation accounting was discontinued effective January 1, 1996. Prior to that date, BR CL required inflationary indexation of property, plant and equipment, investments, deferred charges and shareholders' equity, the net effect of which was reported in the statement of operations as a single line item. The Constant Currency Method is similar to U.S. Accounting Principles Board Statement No. 3 ("APS 3"), except that the former continues to apply inflationary accounting in periods of low inflation. Under US GAAP, the Brazilian economy ceased to be highly inflationary effective July

1, 1997. The other significant difference between the two sets of principles relates to the present-value discounting of fixed-rate receivables and payables, which is required by the Constant Currency Method and is prohibited under BR CL.

Financial statements prepared in accordance with BR CL have been, and continue to be, required of all Brazilian corporate entities and are used by the Brazilian tax authorities in determining taxable income. Financial statements prepared in accordance with the constant currency method were required through 1995 for those entities whose securities were registered with the CVM. Since 1996, presentation of supplemental financial statements under the Constant Currency Method has been optional.

(i) Additional inflation restatement in 1996 and 1997 for US GAAP

In the reconciliation from BR CL to US GAAP, consistent with the position paper prepared by the U.S. AICPA International Practice Task Force, an adjustment for inflation accounting has been included for the period from January 1, 1996 to December 31, 1997. During this period, inflation accounting was prohibited by BR CL but was required by APB statement 3 under US GAAP. Shareholders' equity under US GAAP was increased by R$ 1,309,072 and R$ 1,379,323 at December 31, 2004 (unaudited) and 2003, respectively, due to the additional inflation restatement adjustments.

(ii) Supplementary inflation restatement replaces revaluation of property, plant and equipment for US GAAP

The price-level restatement methodology under BR CL relied on an official inflation index announced by the Brazilian Federal government which was also used for purposes of determining taxes payable. Shortly after the launch of an economic stabilization plan in 1990, the government announced an inflation rate for that year which was materially understated in relation to the general and consumer price indexes as measured by independent economic institutes. In 1991, the government acknowledged this distortion and companies were required to re-present their statutory financial statements using a revised inflation index and the effects thereof were also used to determine income taxes, retroactively. The same law (Law No. 8,200/91) also granted companies the option (and the CVM required adoption when the effects were significant) to reprocess the accumulated inflation accounting effects since the date of acquisition of assets based on an independently sourced consumer or general price index. This supplemental indexation of property, plant and equipment, investments and deferred charges was to be recorded in the statutory BR CL accounting books but would have no effect for tax purposes. The Company anticipated the effects of this measure by contracting an independent firm of experts to perform an appraisal to market value of its property, plant and equipment and recorded the revaluation increment in its statutory BR CL accounting records, without affecting its tax position, in much the same way as Law No. 8,200/91 later required. As the revaluation increment had eliminated the effects of the supplemental price-level restatements, no further action was taken and the Company did not apply the incremental indexation.

Under US GAAP, revaluations of assets to market value are not permitted and the effects of the revaluation have been reversed in the reconciliation to US GAAP. However, in order to preserve the integrity of the historical cost of its assets based on the price-level restatement convention adopted by BR CL, the Company has recorded the supplemental price-level restatement adjustments, in accordance with Article 2 of Law No. 8,200/91, as an adjusting item in the reconciliation to US GAAP. The Company has presented the balances of shareholders' equity and net income (loss) under BR CL, adjusted for the effects of the revaluation and the replacement of the reversal by the supplemental price-level restatements, and related tax effects, as a subtotal, prior to presenting the reconciling items to US GAAP. The subtotal also includes the effects of including an additional two years' inflation accounting adjustments through to 1997 for purposes of US GAAP.

Shareholders' equity under US GAAP was increased by R$ 3,028,301 and R$ 3,149,121 at December 31, 2004 (unaudited) and 2003, respectively, due to the supplementary inflation restatement adjustments and reduced by R$ 2,619,220 and R$ 2,723,720 at December 31, 2004 (unaudited) and 2003, respectively, due to the reversal of the revaluations, before tax effects.

(iii) Inflation indices

The indexation of the financial statements through 1995, except for the year 1990, under BR CL was based on an official government index, the Unidade Fiscal de Referência - UFIR and for the year ended December 31, 1990 on a consumer price index (¥ndice de Preços ao Consumidor, or IPC). For purposes of US GAAP, a general price index, the ¥ndice Geral de Preços - Mercado, or IGP-M, was used to record the additional inflation restatement in 1996 and 1997 and the supplementary inflation restatement through 1995 (see above).

(b) Income taxes and social contribution

Under BR CL, deferred tax assets are recognized at the estimated amounts that management considers are probable to be recovered. In addition, deferred income taxes are shown gross rather than net.

Under US GAAP, deferred taxes are recorded on all temporary tax differences. Valuation allowances are established when it is more likely than not that deferred tax assets, including tax loss carryforwards, will not be recovered. Deferred tax assets and liabilities are classified as current or long-term based on the classification of the asset or liability underlying the temporary difference, and are presented net.

For purposes of deferred tax accounting, the US GAAP adjustments relating to inflation restatement of land and the push-down expenses from the Plan G0 pension fund (j)(ii) below and sabbatical paid leave benefits are treated as permanent tax differences, as such items are not deductible for tax purposes by the Company.

Taxes on income in Brazil consist of two types of taxes: income tax and social contribution (Note 10 (a)). In Brazil, the tax law and tax rates are sometimes significantly altered by provisional measures ("medidas provisórias") announced by Presidential decree. The provisional measures can affect tax rates as well as other areas that could impact deferred taxes. Until September 2001, these measures remained in force for one month and expired automatically if they were not extended for an additional one-month period. In September 2001 all provisional measures were automatically enacted, and the Presidential decree powers restricted. Under BR CL, when calculating deferred income taxes, the provisional measures are usually taken into account.

Under US GAAP, only enacted tax rates may be used to calculate deferred taxes. Tax rates for future periods which have been established by provisional measures are not considered to have been enacted and are ignored. However, the provisional measure, to the extent it has not lapsed, is used for determining the amount of current tax payable. Deferred income tax adjustments on income arising from different enacted tax rates amounted to R$ 2,319 during 2002.

Shareholders' equity under US GAAP was reduced by R$ 1,325,935 and R$ 1,373,460 at December 31, 2004 (unaudited) and 2003, respectively, due to deferred tax adjustments on US GAAP differences, excluding revaluations.

No valuation allowance adjustments were required to be included in the reconciliation between BR CL and US GAAP.

(c) Financial instruments and concentration of credit risk

Under BR CL, there are less detailed requirements regarding the disclosure of information on financial instruments not reflected on the balance sheet or on concentration of financial instruments with credit risk.

Under US GAAP, the applicable accounting practice for financial instruments depends on management's intention for their disposition and requires adjustments to their market or fair values. Additional information on face or contract or notional principal amount; nature and terms including (i) credit and market risk, (ii) cash requirements and (iii) accounting policy followed; amount of loss, if any party to the financial instrument fails to perform; and policy as to requiring collateral is required. Disclosure as to concentration of credit risk arising from all financial instruments is required to include information about the activity, region or other characteristic that identifies the concentration; amount of loss if parties to the concentrated risk fail to completely perform; and policy as to requiring collateral.

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" of the U.S. Financial Accounting Standards Board (“FASB”) establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. This statement was effective January 1, 2001 and did not have a significant impact on the Company’s financial statements.

No adjustments have been included in the reconciliation from BR CL to US GAAP.

(d) Cash and cash equivalents

Under BR CL, cash equivalents are not defined.

Under US GAAP, SFAS No. 95, "Statement of Cash Flows", defines cash equivalents as short-term highly liquid investments that are both (i) readily convertible to known amounts of cash and (ii) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Generally, only investments with original maturities of three months or less qualify under that definition. No adjustments have been included in the reconciliation from BR CL to US GAAP.

(e) Investments in debt and equity securities

Under BR CL, marketable debt and equity securities are generally stated at the lower of inflation-indexed amortized cost or market value less interest or dividends received. Gains and losses are reflected in earnings.

Under US GAAP, in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities is as follows:

(i) Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost.

(ii) Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

(iii) Debt and equity securities not classified as either held to maturity or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

For purposes of US GAAP, certain unrealized gains and losses from the Company’s available-for-sale securities are recorded directly in shareholders' equity, net of tax effects, until realized. Shareholders' equity under US GAAP was reduced by R$ 92 and R$ 99 at December 31, 2004 (unaudited) and 2003, respectively, for unrealized losses from available-for-sale securities.

(f) Property, plant and equipment

(i) Revaluations of property, plant and equipment

BR CL permits appraisal write-ups, provided that certain formalities are complied with. The revaluation increment is credited to a reserve account in shareholders' equity. Depreciation of the asset revaluation increments is charged to income and an offsetting portion is relieved from the revaluation reserve in shareholders' equity and transferred to retained earnings as the related assets are depreciated or are disposed

For US GAAP reconciliation purposes, net revaluation of property, plant and equipment in the amounts of R$ 2,619,220 and R$ 2,723,720 at December 31, 2004 (unaudited) and 2003, respectively, have been eliminated in order to present property, plant and equipment at historical cost, indexed for inflation through 1997 based on a general price index, less accumulated depreciation. The depreciation on such revaluation charged to income, totaling R$ 104,500, R$ 134,245 and R$ 95,841 for the years ended December 31, 2004 (unaudited), 2003 and 2002, respectively, has also been eliminated for US GAAP purposes.

Under BR CL, no deferred tax liability was recorded on the revaluation increment. Under US GAAP, although the depreciation from the additional inflation restatement ((a)(i) above) and the supplementary inflation restatement ((a)(ii) above) will not be deductible for tax purposes, these depreciation charges are considered to be temporary tax differences as the expense will reverse through income in the future, and, as such, are recorded for purposes of determining deferred tax liabilities.

(ii) Different criteria for capitalizing and depreciating capitalized interest

Under BR CL, until December 31, 1995, capitalization of interest cost incurred during the construction period as part of the cost of the related property, plant and equipment was not required. However, as permitted by the Brazilian Water and Sewage Plan (Plano Nacional de Saneamento Básico - PLANASA), SABESP capitalized interest on construction-in-progress through 1989. Also, under BR CL as applied to companies in the utilities industry, during the period from 1979 to 1985, a notional interest rate was applied to construction-in-progress computed at the rate of 12% per annum of the balance of construction-in-progress; that part which related to interest on third-party loans was credited to interest expense based on actual interest costs with the balance relating to the self-financing portion being credited to capital reserves. Beginning in 1999, SABESP has capitalized indexation charges on the real - denominated loans and financing and the foreign exchange effects on foreign currency loans and financing.

Under US GAAP, in accordance with SFAS No. 34, "Capitalization of Interest Cost", interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. Such interest is capitalized as part of the cost of the related assets with a corresponding credit to financial expenses. Under US GAAP, the amount of interest capitalized excludes the indexation charges associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings.

The effects of these different criteria for capitalizing and amortizing interest are presented below:

	2004	2003

	(unaudited)
Interest capitalized under US GAAP in the period from 1989
to 1995	208,826	208,826
Amortization thereof	(92,583)	(84,826)
Capitalized interest credited to income under BR CL (12% per annum, applied monthly to the balance of construction-in
progress) in excess of actual interest	(32,983)	(32,983)
Amortization thereof	27,078	25,850
Indexation charges and foreign exchange losses capitalized
since 1999 under BR CL, net	(4,833)	(29,296)

US GAAP difference in shareholders' equity at December 31	105,505	87,571

US GAAP difference on pre-tax income for the year ended
December 31	17,934	9,032

(iii) Valuation of long-lived assets

Under BR CL, companies are required to determine if operating income is sufficient to absorb the depreciation or amortization of long-lived assets, within the context of the balance sheet as a whole, in order to assess potential asset impairment. As it pertains to property, plant and equipment, in the event that such operating income is insufficient to recover the depreciation due to their permanent impairment, the assets, or groups of assets, are written-down to recoverable values, preferably, based on the projected discounted cash flows of future operations.

Under US GAAP, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets", requires companies to periodically evaluate the carrying value of long-lived assets to be held and used, and for long lived assets to be disposed of, when events and circumstances require such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flows from identified assets, representing the lowest level for which identifiable cash flows largely independent of the cash flows of other groups of assets and liabilities, is less than their carrying value. In that event, a loss is recognized to the extent that the carrying value exceeds the fair market value of the assets.

No adjustment has been included in the reconciliation from BR CL to US GAAP to take account of differences between the measurement criteria, as based on analysis of cash flows measured at the smallest unit of assets groups for which cash flow data is captured no impairment provisions were required. Losses recognized on the write-off of property, plant and equipment arose primarily from adjustments related to the withdrawal of concession assets, construction-in-progress projects which were deemed to be no longer economically feasible and obsolescence write offs.

(g) Deferred charges

Under BR CL deferral of feasibility study costs and pre-operating expenses incurred in the construction or expansion of a new facility is permitted until such time as the facility begins commercial operations. Deferred charges are amortized over a period of five to ten years.

Under US GAAP, such amounts do not meet the conditions established for deferral and accordingly are charged to income as incurred.

The balance of feasibility study costs outstanding, amounted to R$ 39,097 and R$ 48,951 at December 31, 2004 (unaudited) and 2003, respectively, was written-off for US GAAP purposes. The net effects from amortization and deferrals in the statement of operations at December 31, 2004 (unaudited) was an increase of R$ 9,854 and at December 31, 2003 and 2002 were reductions of R$ 3,894 and R$ 216, respectively.

(h) Dismissal encouragement program

As discussed in Note 13 (b), in December 2003 the Company announced a one-time, special dismissal encouragement / early retirement program. Under BR CL, the total estimated termination benefits for all employees who would formally accept the offer were accrued for at December 31, 2003. Under US GAAP, such benefits are considered special termination benefits, as defined in SFAS No. 88, “Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” and as such, are only allowed to be accrued as an expense when an employee accepts the offer. At December 31, 2003, approximately 330 employees had requested to apply to enter the dismissal encouragement program. In the reconciliation between BR CL and US GAAP, the difference between the estimated benefits under BR CL and the estimated benefits associated with those employees who had accepted offers at December 31, 2003 has been reversed for US GAAP. Such benefits were accrued and expensed in 2004 (unaudited). At December 31, 2004 (unaudited), 711 employees entered this program and the Company had paid R$ 29,409.

(i) Pension benefits

Under BR CL, prior to 2002, amounts related to the pension plan were recorded on an accrual basis as the obligations for contributions fell due. In accordance with a new accounting standard issued by IBRACON and approved by the CVM, effective January 1, 2002, Brazilian public companies must account for pension obligations based on actuarial calculations and provide certain disclosures related to their pension plans. Under the new standard, the actuarial pension obligation determined at the date of adoption could be either recorded directly in shareholders’ equity, or prospectively, during the five-year period ending December

31, 2006 in results of operations. As permitted, the Company has elected to recognize this transition obligation on a straight-line basis through income over five years beginning in 2002. The amortization of the liability is being presented as an “Extraordinary item” in the statements of operations, net of applicable tax effects.

Under US GAAP, the Company accounts for its pension plans in accordance with the provisions of SFAS No. 87, "Employers' Accounting for Pensions," which among other requirements, requires that the Company recognize the actuarially-determined liability of its pension plan obligations. SFAS No. 87 also requires that an additional liability (minimum pension liability) is required to be recorded when the accumulated benefit obligation exceeds the fair value of the plan assets, less accrued pension amounts. This additional minimum liability is recorded as a charge to accumulated other comprehensive income in equity.

Although the recently adopted accounting standard under BR CL requires the Company to recognize pension obligation based on actuarial methods effective January 1, 2002, differences under BR CL related to the prescribed actuarial methods, date of first adoption and amortization of transition obligations, among others, as compared with those under US GAAP, generate reconciling adjustments for US GAAP purposes.

SFAS No. 132 (revised 2003), “Employers' Disclosures about Pensions and Other Postretirement Benefits” sets forth the requirements for information that must be disclosed with respect to the Company’s pension plans, which are presented in Note 25.

(i) Pension plan (Plan G1)

The Company sponsors a defined-benefit plan for its employees (Plan G1). For the purposes of calculating the funded status of Plan G1, the provisions of SFAS No. 87, were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard.

(ii) Supplementary pension plan (Plan G0)

Pursuant to a law enacted by the State Government, certain employees who provided service to the Company prior to May 1974 and retired as an employee of the Company acquired a legal right to receive supplemental pension payments (which rights are referred to as “Plan G0”). The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursement from the State Government, which are recorded as accounts receivable, shareholder under BR CL (see Note 6). No expense is recognized for these benefits under BR CL.

Consistent with the guidance in SEC Staff Accounting Bulletin Topic 5-T ("SAB No. 5-T"), under US GAAP, the Company recognizes the costs and obligations associated with Plan G0 supplemental pension benefits incurred by the State Government on behalf of the Company with respect to its employees on a “push-down basis,” as the Company is the recipient of the benefits of the employee service for which the supplemental pension benefits are made. These benefits are accounted for in accordance with SFAS No. 87. Eventual amounts received as reimbursement from the State Government, if any, are treated as additional paid-in-capital.

Retained earnings was reduced in the first year of presentation (1998) for the actuarial liability computed under SFAS No. 87. and the balance of amounts due from the State Government for pensions paid was charged to income, as this amount relates to a charge for past services rendered by the Company’s former employees. Amounts reimbursed to the Company by the State Government were accounted for as additional paid-in capital and a reduction of the actuarial liability to reflect gross benefits paid. The remaining unpaid reimbursable balance due from the State Government (effectively a subscription receivable) was charged off as a deduction to shareholders' equity.

(iii) Sabbatical paid leave

The Company also pays amounts equivalent to three months of vacation for each five years' of service as a form of sabbatical paid leave to certain of the Company’s employees for which it also claims reimbursement from the State Government (Note 6). Consistent with the guidance in SAB Topic 5-T, under US GAAP the Company recognizes the costs and obligations associated with these sabbatical leave benefits incurred by the State Government on behalf of the Company with respect to its employees on a “pushdown basis,” as the Company is the recipient of the benefits of the employee service for which the supplemental pension benefits are made. The Company has accounted for this sabbatical expense by relieving directly against retained earnings for the first year presented and subsequently the Company recognized as a charge to income the receivable due from the State Government, for sabbatical leave paid, as this amount relates to a charge for past services rendered by the Company’s former/current employees. Amounts reimbursed by the State Government, if any, are accounted for as additional paid-in capital.

During the year ended December 31, 2000, in the financial statements prepared in accordance with BR CL, sabbatical leave accruals totaling R$23,747, which had in prior years been charged to income, and were accounted for as a receivable (reimbursement) due from the State Government, were reversed, as the Company does not consider this to be an expense under BR CL. Similarly, during December 31, 2004 (unaudited), 2003 and 2002, total amounts not accrued were (R$ 14,743), R$ 140 and 459, respectively. Such amounts, consistent with the US GAAP difference mentioned above, were ‘pushed down’ as expenses in the reconciliation to US GAAP.

(iv) Summary of pension benefits adjustments

The effects included in the shareholders' equity reconciliation arising from these different criteria for pension and benefit accounting are presented below:

	2004	2003

	(unaudited)
Plan G1
Accrued pension liability under US GAAP	(576,418)	(541,399)
Accrued pension liability under BR CL	222,176	145,540

Difference Plan G1 (i) (i)	(354,242)	(395,859)

Plan G0
Accrued pension cost under US GAAP (i) (ii)	(1,103,253)	(1,066,105)

Sabbatical paid leave
Recognition of reversed expense (i) (iii)	(11,524)	(26,267)

Push-down accounting of Plan G0 and sabbatical
paid leave
Gross amount paid for Plan G0 and sabbatical paid
leave recorded as receivables from the State
Government (i)	(691,296)	(605,956)

Additional paid-in capital - Plan G0 and sabbatical
paid leave reimbursed by the State Government (i)	114,970	114,970

The effects included in the reconciliation of net income (los) arising from these different criteria for pension and benefit accounting are presented bellow:

	2004	2003	2002

	(unaudited)
Plan G1
Accrued pension obligation Plan G1	41,617	41,898	32,859

Plan G0
Accrued pension obligation Plan G0	(37,148)	(121,306)	(76,008)

Sabbatical paid leave
Recognition of reversed expense	14,743	(140)	(459)

Push-down accounting of Plan G0 and sabbatical
paid leave
Gross amount paid for Plan G0 and sabbatical
paid leave recorded as receivables from the
State Government	(85,340)	(87,123)	(77,562)

(j) Segment reporting

Under BR CL, no separate segment reporting is required.

Under US GAAP, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" establishes the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. SFAS No. 131 defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information are required to be disclosed for each operating segment.

     The Company operates in two segments: water services and sewage services, see Note 20.

(k) Comprehensive income

BR CL does not embody the concept of comprehensive income.

Under US GAAP, the Company has adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." A foreign (i.e., non-U.S.) registrant may present the statement of comprehensive income in any format permitted by SFAS No. 130. The information required by SFAS No. 130, has been included in the condensed financial statement information as prepared in accordance with US GAAP below.

(l) Provision for dividends and interest on shareholders' equity

Under BR CL, at each annual balance sheet date management is required to propose a dividend distribution from earnings and accrue for this in the financial statements. Under BR CL, companies are permitted to distribute a notional amount of interest, subject to certain limitations, calculated based on the government TJLP interest rate, on shareholders' equity. Such amounts are deductible for tax purposes and are presented as a deduction from shareholders' equity. Although not affecting net income except for the tax benefit, in certain cases companies include this notional charge in interest expense and reverse the same amount before totaling net income. The Company presents the financial expense net of the reversal in its financial statements (Note 19).

Under US GAAP, since proposed dividends must be ratified or modified at the annual shareholders' meeting, dividends would generally not be considered as declared at the balance sheet date and, as such, would not be accrued. However, because the State Government is the Company’s controlling shareholder, the minimum dividend proposal when made by management at year end is maintained as a provision, and therefore, no adjustments has been included in the reconciliation from BR CL to US GAAP. Interim dividends paid or interest credited to shareholders as interest on shareholders' equity under BR CL is considered as declared for US GAAP purposes. Under US GAAP, no similar interest distribution concept exists.

Distributions per share data (in the form of dividends or interest on shareholders’equity) is not required to be disclosed under BR CL.

Interest on shareholders' equity per thousand common shares for the years ended December 31, 2004 (unaudited), 2003 and 2002 were as follows:

	December 31,

	2004	2003	2002

	(unaudited)
Interest on shareholders'
equity per thousand shares	5.37	17.70	3.80

(m) Related parties

Under BR CL, related parties are generally defined in a more limited manner and require fewer disclosures than US GAAP. The Company has expanded its disclosure for purposes of BR CL.

No adjustments have been included in the reconciliation from BR CL to US GAAP.

(n) Items posted directly to shareholders' equity accounts

Under BR CL, various items are posted directly to shareholders' equity accounts. Examples include certain capitalized interest, the effects of adjustments to tax rates and tax incentive investment credits received. As noted in (a) above, Brazilian utility companies used to capitalize interest attributable to construction-in-progress at the rate of 12% per annum of the balance of construction-in-progress and that part which relates to interest on third-party loans is credited to interest expense based on actual interest costs with the balance relating to the self-financed portion being credited to capital reserves.

Under US GAAP, such items relating to third-party debt would be posted to the statement of operations. Since the original posting to equity accounts would, under US GAAP, be made directly to the statement of operations, these adjustments are included in the reconciliation of shareholders' equity and net income determined in accordance with US GAAP.

(o) Discounting

Under BR CL, discounting of trade receivables and payables to present value is not permitted. Under US GAAP, APB No. 21 "Interest on Receivables and Payables", such discounting, in certain cases, is required to record the effects of implicit interest income or expense or which are different from market rates on long-term assets and liabilities, except for transactions in which interest rates are affected by the tax attributes or legal restrictions prescribed by a government agency. No adjustments have been included in the reconciliation from BR CL to US GAAP.

(p) Classification of statement of operations line items

Under BR CL, as noted above, the classification of certain income and expense items is presented differently from US GAAP. The Company has recast its statement of operations under BR CL to present a condensed statement of operations prepared in accordance with US GAAP. The reclassifications are summarized as follows:

(i) Interest income and interest expense, together with other financial charges, are displayed within operating income in the statement of operations presented in accordance with BR

CL. Such amounts have been reclassified to non-operating income and expenses in the condensed statement of operations prepared in accordance with US GAAP.

(ii) Under BR CL, gains and losses on the disposal or impairment of permanent assets are classified as non-operating income (expense). Under US GAAP, gains and losses on the disposal or impairment of property, plant and equipment are classified as an adjustment to operating income.

(iii) As described in Note 12 (b) and (j) above, following the issue of a new accounting standard under BR CL, effective January 1, 2002, the Company is amortizing the related transition obligation related to Plan G1 over five years. The related amortization, as permitted, is being presented as an “Extraordinary item” net of taxes, in the statement of operations. Under US GAAP, this amortization expense would be included as part of operating income.

(q) Earnings per share

Under BR CL, net income (loss) per share is calculated on the number of shares outstanding at the balance sheet date. Information is disclosed per lot of one thousand shares, because this is the minimum number of shares of the Company that can be traded on the stock exchanges.

Under US GAAP, in accordance with SFAS No.128, "Earnings per Share", the presentation of earnings per share is required for public companies, including earnings per share from continuing operations and net income per share on the face of the statement of operations, and the per share effect of changes in accounting principles, discontinued operations and extraordinary items either on the face of the statement of operations or in a note. A dual presentation is required: basic and diluted. Computations of basic and diluted earnings per share data are based on the weighted average number of shares outstanding during the period and all potentially dilutive shares outstanding during each period presented, respectively.

The weighted-average number of shares used in computing basic earnings per share for December 31, 2004 (unaudited), 2003 and 2002 was 28,479,577,827. The Company had no potentially dilutive shares outstanding during 2004 (unaudited), 2003 or 2002.

(r) Financial statement note disclosures

BR CL requires, in general, less information to be disclosed in the notes to the financial statements than US GAAP. The additional disclosures required by US GAAP which are relevant to these financial statements are included in this Note 24, 25 and 26.

Net income (loss) reconciliation of the differences between BR CL and US GAAP

The following is a reconciliation of the differences in net income (loss) between BR CL and US GAAP:

		2004	2003	2002

		(unaudited)

Net income (loss) as reported under the BR CL		513,028	833,320	(650,516)

Depreciation of additional inflation restatement
in 1996 and 1997	(a) (i)	(70,251)	(86,354)	(55,105)
Reversal of depreciation of revaluation
increments	(f) (i)	104,500	134,245	95,841
Depreciation of supplementary restatement prior
to 1991	(a)(ii)	(120,820)	(155,213)	(110,811)
Deferred tax effects on above (excluding
revaluation)	(b)	64,964	82,133	8,550

Net income (loss) as reported under the BR CL,
adjusted for inflation restatements and
revaluations		491,421	808,131	(712,041)

Accrued pension cost - Plan G1	(i) (iv)	41,617	41,898	32,859
Accrued supplementary pension cost - Plan G0	(i) (iv)	(37,148)	(121,306)	(76,008)
Sabbatical leave benefits	(i) (iv)	14,743	(140)	(459)
Actuarial liability (Plan G0) and sabbatical leave
benefits push-down recognition	(i) (iv)	(85,340)	(87,123)	(77,562)
Capitalized interest (Note 24 - I - ( g(ii)))	(f) (ii)	17,934	9,032	(14,570)
Deferred charges, net of effects of accumulated
amortization	(g)	9,854	(3,894)	(216)
Dismissal Encouragement Program	(h)	(18.113)	18.113

		434,968	664,711	(847,997)

Deferred income taxes effects:
Deferred income tax changes due to enacted
tax rate difference (34% - 33%)	(b)	-	-	2,319
Other GAAP differences above, excluding
reversal of revaluation increments	(b)	(17,439)	(22,151)	(1,922)

Net income (loss) under US GAAP		417,529	642,560	(847,600)

Net income (loss) per thousand common shares
Basic and diluted (in reais)	(q)	14,66	22.56	(29.76)

Weighted average number of common shares
outstanding (thousand shares)	(q)	28,479,578	28,479,578	28,479,578

Shareholders' equity reconciliation of the differences between BR CL and US GAAP

The following is a reconciliation of the differences in shareholders’ equity between BR CL and US GAAP:

		2004	2003

		(unaudited)
Shareholders' equity, as reported under BR CL		7,951,588	7,576,943

Add (deduct):
Additional inflation restatement in 1996 and 1997, net	(a) (i)	1,309,072	1,379,323
Reversal of revaluation increments, net	(a)(ii)	(2,619,220)	(2,723,720)
Supplementary restatement prior to 1991, net	(a)(ii)	3,028,301	3,149,121
Deferred tax effects on above (excluding revaluation)	(b)	(1,423,798)	(1,488,762)

Shareholders' equity, as reported under BR CL, adjusted for
inflation restatements and revaluations		8,245,943	7,892,905

Accrued pension cost - Plan G1	(i) (i)	(354,242)	(395,859)
Accrued supplementary pension cost -Plan G0	(i) (ii)	(1,103,253)	(1,066,105)
Actuarial liability (Plan G0) and sabbatical leave expense
push-down recognition	(i)	(691,296)	(605,956)
Additional paid-in capital - Plan G0 and sabbatical expense
reimbursed by the State Government	(i)	114,970	114,970
Sabbatical paid leave of absence benefits	(i) (iii)	(11,524)	(26,267)
Capitalized interest	(f) (ii)	105,505	87,571
Deferred charges expensed, net	(g)	(39,097)	(48,951)
Dismissal Encouragement Program	(h)	-	18,113
Other GAAP differences	(e)	(92)	(99)
Deferred income taxes effects:
Other deferred tax effects on US GAAP differences above,
excluding adjustments for available-for-sale securities,
inflation restatements and revaluation increments		97,863	115,302

Shareholders' equity under US GAAP		6,364,777	6,085,624

Supplemental Condensed Financial Statement Information in Accordance with US GAAP

The following presents condensed financial statement information in accordance with US GAAP.

	2004	2003

	(unaudited)
Assets

Current assets
Cash and cash equivalents	105,557	281,013
Customer accounts receivable	949,792	871,145
Receivables from shareholder	81,334	-
Inventories	29,604	22,308
Other current assets	33,288	13,015

Total current assets	1,199,575	1,187,481

Investments	5,008	641
Property, plant and equipment	15,864,580	15,955,543

Other long-term assets
Customer accounts receivable	278,060	185,090
Receivables from shareholder	164,283	164,177
Escrow deposits	16,189	17,576
Indemnities receivable	148,794	148,794
Other assets	27,976	30,583

	635,302	546,220

	17,704,465	17,689,885

	2004	2003

	(unaudited)
Liabilities and shareholders' equity

Current liabilities
Accounts payable to suppliers and contractors	51,578	51,934
Loans and financing	1,496,810	996,998
Accrued payroll and related charges	107,228	117,181
Deferred income taxes	41,687	21,976
Taxes payable	115,119	84,488
Provisions for contingencies	30,373	19,266
Interest on shareholders' equity	144,078	242,524
Other current liabilities	95,325	182,260

Total current liabilities	2,082,198	1,716,627

Long-term liabilities
Loans and financing	5,553,843	6,267,265
Taxes payable	272,338	282,214
Accrued pension obligation
Plan G0	1,103,253	1,066,105
Plan G1	576,418	541,399
Provisions for contingencies	460,231	384,571
Deferred income taxes	1,198,719	1,265,615
Other liabilities	92,688	80,465

Total long-term liabilities	9,257,490	9,887,634

Commitments and contingencies

Shareholders' equity
Paid-in capital	3,518,658	3,518,658
Capital reserves	65,291	50,739
Supplementary and additional inflation restatement reserves	4,337,373	4,528,444
Appropriated earnings	171,991	146,340
Accumulated deficit	(1,728,536)	(2,158,557)

Total shareholders’ equity	6,364,777	6,085,624

	17,704,465	17,689,885

Condensed Statements of Operations in accordance with US GAAP

	2004	2003	2002

	(unaudited)
Gross revenue from sales and services	4,642,491	4,307,534	3,962,436
Taxes on sales and services	(245,419)	(176,782)	(195,289)

Net revenue from sales and services	4,397,072	4,130,752	3,767,147
Cost of services rendered	(2,443,965)	(2,277,444)	(1,947,000)

Gross profit	1,953,107	1,853,308	1,820,147
Operating expenses
Selling	(521,532)	(323,444)	(393,581)
Administrative	(324,119)	(276,644)	(328,812)
Other expenses, net	(34,465)	(116,686)	(11,217)

Income from operations	1,072,991	1,136,534	1,086,537
Financial expenses, net	(479,243)	(329,413)	(2,284,492)

Income (loss) before taxes on income	593,748	807,121	(1,197,955)
Income and social contribution taxes	(176,219)	(164,561)	350,355

Net income (loss) for the year	417,529	642,560	(847,600)

Net income (loss) per thousand shares Basic and
diluted (in reais)	14.66	22.56	(29.76)

Weighted average number of common shares
outstanding – thousands	28,479,578	28,479,578	28,479,578

Condensed Statement of Comprehensive Income (Loss) in accordance with US GAAP (under SFAS No. 130)

	2004	2003	2002

	(unaudited)
Net income (loss) for the year	417,529	642,560	(847,600)
Unrealized gains (losses) on available-for-sale securities	7	86	(203)

Comprehensive income (loss)	417,536	642,646	(847,803)

Condensed Statement of Changes in Shareholders' Equity in accordance with US GAAP

	2004	2003	2002

	(unaudited)

Balance at beginning of the year	6,085,624	5,945,831	6,893,332

Donations (Note 15 (d))	14,552	1,236	8,524
Unrealized gains (losses) on available-for-sale
securities	7	86	(203)
Net income (loss) for the year	417,529	642,560	(847,600)
Interest on shareholders' equity	(152,935)	(504,089)	(108,222)

Balance at end of the year	6,364,777	6,085,624	5,945,831

Companhia de Saneamento Básico do Estado de São Paulo
Audit Committee

AUDIT COMMITTEE OPINION

The undersigned members of the Audit Committee of COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP, with due regard to their legal assignments and responsibilities, have examined the Financial Statements, the Management’s Annual Report and the Management’s Proposal for Income Allocation, for the year ended December 31, 2004 and, based on their examination, the explanations provided by the Management, and the Independent Auditors’ Report –Deloitte Touche Tohmatsu, dated March 21, 2005, which states in its paragraph 5

“As mentioned in note 6 to the financial statements, the Company is presently conducting a negotiation with the State of São Paulo Government, the form of recovery of supplementary retirement and pension amounts paid by the Company and the future flow of such payments to be refunded by the State of São Paulo Government. Due to the current stage of the negotiations between the Company and the State of São Paulo Government, it is not possible to determine the amount to be actually recovered”, have concluded that the above-mentioned documents, in all material respects, are fairly presented, and it is their opinion that they should be submitted to the General Shareholders’ Meeting for approval.

São Paulo, March 23, 2005.

ARTHUR CORRÊA DE MELLO NETTO

FRANCISCO MARTINS ALTENFELDER SILVA

JORGE MICHEL LEPELTIER

MARIA DE FÁTIMA ALVES FERREIRA

SANDRA LÚCIA FERNANDES MARINHO

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Financial Statements for the Years Ended
December 31, 2004 and 2003 and
Independent Auditors’ Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Management of
Companhia de Saneamento Básico do Estado de São Paulo - SABESP
São Paulo - SP

1. We have audited the accompanying balance sheets of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”), as of December 31, 2004 and 2003, and the related statements of operations, changes in shareholders’ equity, and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP as of December 31, 2004 and 2003, and the results of its operations, the changes in shareholders’ equity, and the changes in its financial position for the years then ended in conformity with Brazilian accounting practices.

4. The supplementary information for the years ended December 31, 2004 and 2003, consisting of the statements of cash flows described in Note 24 and the financial statements in constant purchasing power currency, prepared in accordance with the criteria described in Note 25, item (a), and value added described in Note 25, item (b), are presented for purposes of permitting additional analyses and are not a required part of the basic financial statements. This supplementary information was audited by us in accordance with the auditing procedures mentioned in paragraph 2 and, in our opinion, is fairly presented, in all material respects, in relation to the basic financial statements taken as a whole.

5. As mentioned in Note 6, the Company is negotiating with the State of São Paulo Government, the reimbursement of the amounts for supplementary retirement and pensions paid by the Company and the future flow of these payments to be reimbursed by the State of São Paulo Government. Due to the present stage of the negotiations between the Company and the State of São Paulo Government, it is not possible to determine the amount to be effectively reimbursed.

6. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, March 21, 2005

DELOITTE TOUCHE TOHMATSU	Marco Antonio Brandão Simurro
Auditores Independentes	Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: May 4, 2005

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.